Form 10-K405, Exhibit 13
period 1995-12-31
VOLUNTEER CAPITAL CORP / TN /
filed 1996-04-01
CIK 103884

                                                                     Exhibit 13
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

OVERVIEW

         Volunteer Capital Corporation operated 58 franchised Wendy's Old Fashioned Hamburgers restaurants and nine proprietary J. Alexander's full-service, casual dining restaurants at December 31, 1995.

         Income before income taxes increased by $400,000, or 13%, in fiscal 1995 as compared to 1994. Restaurant operating income in the J. Alexander's division increased by $1,528,000, or 120%, over 1994, more than offsetting a $568,000 decline in the Wendy's division during the same period, $469,000 of increased general and administrative expenses and $91,000 of additional other expense (net interest expense plus other income). Net income for 1995 included a $1,782,000 credit to the deferred income tax provision associated with the recognition of all of the Company's remaining deferred tax assets for financial reporting purposes.

         Income before income taxes increased by $32,000 in fiscal 1994 as compared to 1993. Restaurant operating profit increased in both the Wendy's and
J. Alexander's divisions ($82,000 and $199,000, respectively) and other expense decreased by $352,000, with the combined effect of these items more than offsetting an increase in general and administrative expenses of $601,000. Net income for 1994 included a $2,100,000 credit to the deferred income tax provision associated with the recognition of a portion of the Company's deferred tax assets for financial reporting purposes.


WENDY'S RESTAURANT OPERATIONS

         Results of the Company's Wendy's restaurant operations before allocation of other income, corporate overhead and net interest expense were as follows:

                                                                       Years Ended
- ---------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                     DECEMBER 31, 1995         January 1, 1995           January 2, 1994
- ---------------------------------------------------------------------------------------------------------------
                                                        %                        %                         %
                                           AMOUNT   OF SALES        Amount    of Sales        Amount   of Sales
- ---------------------------------------------------------------------------------------------------------------
Net sales                                 $53,694     100.0%       $50,991     100.0%       $49,758      100.0%
Restaurant costs and expenses:
   Cost of sales                           18,612      34.7         17,583      34.5         17,549       35.3
   Labor and related costs                 15,407      28.7         14,391      28.3         13,448       27.0
   Depreciation and amortization of
     restaurant property and equipment      1,907       3.5          1,694       3.3          1,537        3.1
   Royalties                                2,149       4.0          2,041       4.0          1,992        4.0
   Other operating expenses                 9,841      18.3          8,936      17.5          8,968       18.0
- ---------------------------------------------------------------------------------------------------------------
                                           47,916      89.2         44,645      87.6         43,494       87.4
- ---------------------------------------------------------------------------------------------------------------
Restaurant operating income               $ 5,778      10.8%       $ 6,346      12.4%       $ 6,264       12.6%
- ---------------------------------------------------------------------------------------------------------------



16     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The Company operated 58 Wendy's restaurants at December 31, 1995; 55 restaurants at January 1, 1995; and 52 restaurants at January 2, 1994. Weighted average sales per unit were as follows:

                                                                                       Period to Period
                                                  Years Ended                        Increase (Decrease)
- --------------------------------------------------------------------------------------------------------
                                DECEMBER 31        January 1        January 2
                                    1995              1995            1994           1995-94     1994-93
- --------------------------------------------------------------------------------------------------------
Weighted, for all units            $958,000         $973,000          $971,000         (1.5)%       0.2%
- --------------------------------------------------------------------------------------------------------

         Total Wendy's sales increased by 5.3% in fiscal 1995 as compared to fiscal 1994. This increase is attributable entirely to new units as sales in restaurants open for all of both 1995 and 1994 decreased by 1.9%. The Company estimates that menu prices, after considering promotional discounts, were relatively constant during 1995 as compared to 1994. Management has consistently focused its efforts for a number of years on several key areas in which it believes the Company, as a franchisee, can most directly influence sales trends and operating results. These include emphasis on quality of operations and guest service, consistent marketing efforts, competitive menu pricing and facility image and enhancements. However, continued competition in the quick-service restaurant industry in general and intense retail price competition by other major hamburger chains in particular have continued to adversely impact weighted average sales per unit since mid-1994. The Wendy's division results are directly affected by major competition among the big four hamburger chains (McDonald's, Burger King, Wendy's and Hardee's). Over the last ten years, almost all of the marketing efforts of the Wendy's system have been through national marketing campaigns. Conventional wisdom is that this is the best way to maximize marketing and advertising expenditures in a competitive environment. The Company's contribution to the national advertising co-operative represents 2.5% of the Wendy's division's sales, and contributions to various regional Wendy's co-operatives that buy television media to support the national marketing programs comprise a large portion of the Company's local advertising budget, demonstrating the importance of a successful national marketing campaign in meeting sales objectives. Although the Wendy's division was somewhat behind the Company's business plan through the first half of 1995, management believed the division could make up a significant portion of the shortfall in the last half of the year. However, after posting flat same store sales in the third quarter and an increase in October, the division had a major same store sales decline in both November and December and ended the year down approximately 2% in same store sales. Because of the tremendous amount of financial and operating leverage employed in the business, this resulted in a significant decline in division operating income (9.0%, or $568,000 for the year). The Company believes that most of its competitive sales problems are in direct relationship to the Burger King $.99 Whopper campaign that was present throughout most of 1995 and various value promotions employed by McDonald's during the year. The Wendy's system suffered an overall same store sales decline in the fourth quarter of 1995 reflecting, at least in part, weak national advertising during the period.





17     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The development of new Wendy's restaurants by other franchisees in certain of the Company's market areas, and to a lesser degree the opening of new restaurants by the Company near its existing restaurants, have also negatively affected the Company's sales in certain locations. Sales declines have been most pronounced in the Company's North and South Carolina markets, which represent 42 of its 58 Wendy's units. A number of programs and products have been targeted at these markets by the Company in an attempt to reverse the declining sales trends. In addition, the Company has initiated major remodeling projects at a number of its restaurants in these markets. During the last half of 1995, six restaurants were closed for an average of almost two weeks each relative to this effort. Management estimates these closings had a negative short-term impact on sales of approximately $200,000 and on division operating income of approximately $100,000, but believes the remodeling program is essential to maintaining a strong competitive position in these markets. Management continues to believe that aggressive core product discounting is counterproductive because of its negative impact on margins.
         The Company's same store sales trends have remained down through the first two months of 1996, and management believes sales trends could remain under considerable pressure for an indefinite period, especially if major competitors continue to aggressively discount their products.
         In 1994, total Wendy's sales increased by 2.5% as compared to fiscal 1993, with the increase attributable entirely to new units. Sales in restaurants open for all of both 1994 and 1993 decreased by 0.1%. The Company estimates that menu prices, after considering promotional discounts, increased by approximately 1.2% during 1994 as compared to 1993.
         Cost of sales, which includes the cost of food and paper supplies, increased as a percentage of sales from 1994 to 1995 primarily due to the increased cost of paper supplies. Ground beef costs remained favorable in 1995, but were somewhat offset by higher produce costs during the year. Cost of sales decreased as a percentage of sales from 1993 to 1994 due to decreases in raw food costs, primarily ground beef, and the effect of higher menu prices.
         Restaurant labor and related costs as a percentage of sales increased in 1995 as compared to 1994, reflecting the combined effect of higher wages and the decline in weighted average sales per unit. Restaurant labor and related costs as a percentage of sales increased in 1994 as compared to 1993 reflecting increased staffing in 1994 designed to continue to improve the level and speed of service to guests, as well as higher pay rates and the relatively high start-up labor costs at the three restaurants which opened in 1994, which more than offset the effect of higher menu prices.
         Depreciation and amortization of restaurant property and equipment increased as a percentage of sales from 1994 to 1995 and from 1993 to 1994, principally reflecting the impact of higher depreciation associated with both new and remodeled restaurants and, with respect to the 1995 increase, the impact of decreased same store sales.
         Other restaurant operating expenses consist of expenses incurred at the unit level as well as costs associated with supervising and supporting restaurant operations. These costs principally include supervisory salaries, advertising, rent, utilities, taxes, insurance, maintenance and supplies. These costs, as a percentage of sales, increased from 1994 to 1995 reflecting increased rent and amortization of pre-opening costs associated with new unit development, as well as increased local advertising and a decline in same store sales. Other restaurant operating expenses, as a percentage of sales, decreased from 1993 to 1994 due primarily to lower advertising costs resulting from a more favorable cooperating advertising arrangement negotiated with the Company's primary soft drink supplier.





18     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS


J. ALEXANDER'S RESTAURANT OPERATIONS
         The Company operated nine J. Alexander's restaurants at December 31, 1995, compared with five at January 1, 1995, and three at January 2, 1994. The sixth J. Alexander's restaurant opened February 13, 1995, in Ft. Lauderdale, Florida; the seventh August 28, 1995, in Hoover, Alabama; the eighth November 13, 1995, in Toledo, Ohio; and the ninth December 4, 1995, in Overland Park, Kansas.
         Given the success of the Company's J. Alexander's restaurants to date and the opportunities it believes exist in the casual dining segment of the food service industry, the Company intends to continue to develop new J. Alexander's restaurants at a significant rate. It is management's objective, however, to manage this growth at a pace which can be supported not only by the Company's ability to locate and acquire acceptable sites and provide the long-term capital resources needed for development, but also by its ability to recruit and develop highly qualified management personnel capable of providing the outstanding levels of food quality and service which management believes are critical to J. Alexander's success.
         Results of the J. Alexander's restaurant operations before allocation of other income, corporate overhead and net interest expense were as follows:

                                                                       Years Ended
- -----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                     DECEMBER 31, 1995         January 1, 1995           January 2, 1994
- ------------------------------------------------------------------------------------------------------------------
                                                         %                         %                        %
                                         AMOUNT       OF SALES     Amount      of Sales     Amount       of Sales
- ------------------------------------------------------------------------------------------------------------------
Net sales                               $25,594        100.0%    $14,704         100.0%    $10,816         100.0%
Restaurant costs and expenses:
   Cost of sales                          9,095         35.5       5,244          35.7       3,817          35.3
   Labor and related costs                7,748         30.3       4,581          31.2       3,297          30.5
   Depreciation and amortization of
   restaurant property and equipment      1,033          4.0         540           3.6         366           3.3
   Other operating expenses               4,913         19.2       3,062          20.8       2,258          20.9
- ------------------------------------------------------------------------------------------------------------------
                                         22,789         89.0      13,427          91.3       9,738          90.0
- ------------------------------------------------------------------------------------------------------------------
Restaurant operating income             $ 2,805         11.0%    $ 1,277           8.7%    $ 1,078          10.0%
- -------------------------------------------------------------------------------------------------------------------

         Net sales for the J. Alexander's division increased 74% in 1995 as compared to 1994, due primarily to the opening of new restaurants. Same store sales, which include comparable sales for all restaurants open for more than 12 months, averaged $80,000 per week in 1995, a 9.4% increase from $73,100 in 1994. The Company estimates that menu prices increased approximately 5% in 1995, after no significant increase in 1994, and believes that the sales increases noted above reflect acceptance and recognition by consumers of the high level of food quality and service which J. Alexander's provides its guests.
         Net sales for the J. Alexander's division increased 35.9% in 1994 as compared to 1993. Same store sales per unit averaged $74,600 per week during 1994, a 7.0% increase from $69,700 during 1993.
         Cost of sales decreased as a percentage of sales in 1995 compared to 1994, as the favorable effect of increased menu prices and improved efficiency in the two restaurants opened in 1994 more than offset higher costs associated with the start-up of operations at the four restaurants which opened in 1995. The Company expects newly opened restaurants to experience operating losses in their initial months of operation prior to becoming profitable. Cost of sales increased as a percentage of sales from 1993 to 1994, reflecting higher costs associated with the start-up of operations at the two restaurants which opened during 1994.





19     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

         Restaurant labor and related costs decreased as a percentage of sales in 1995 compared to 1994, due in large part to the favorable effect of increased menu prices. This factor, combined with the effect of sales increases at the Columbus and Oak Brook restaurants which opened in 1994, more than offset higher benefits expense and higher costs associated with the start-up of operations at the restaurants opened in 1995. Restaurant labor and related costs increased as a percentage of sales from 1993 to 1994, reflecting higher costs associated with the start-up of operations at the two restaurants which opened during 1994.
         Other restaurant operating expenses decreased as a percentage of sales from 1994 to 1995, and from 1993 to 1994. The 1995 decrease primarily reflects reduced training costs, operating efficiencies achieved at higher sales levels and the favorable effects of increased menu prices, which more than offset additional rent expense related to the Ft. Lauderdale and Toledo restaurants and other operating expenses associated with the opening of the four restaurants in 1995. The 1994 decrease primarily reflects reduced amortization of pre-opening costs and operating efficiencies achieved at higher revenue levels, which more than offset an increase in training costs and additional supervisory expenses incurred as a result of new store openings.


GENERAL AND ADMINISTRATIVE EXPENSES
         General and administrative expenses, which include certain costs related to both the Wendy's and J. Alexander's operations, decreased to 5.4% of revenues in 1995 from 5.8% of revenues in 1994. Actual general and administrative expenditures increased by $469,000 in 1995 as compared to 1994, primarily due to the addition of personnel and other activities associated with the expanded J. Alexander's operations. General and administrative expenses directly associated with J. Alexander's were approximately $1,150,000 in 1995, up from approximately $735,000 in 1994. As a percentage of sales, general and administrative expenses increased from 5.3% in 1993 to 5.8% in 1994, principally due to the addition of personnel associated with expanding the J. Alexander's division.


OTHER INCOME (EXPENSE)
         Interest expense decreased by $209,000 in 1995 as compared to 1994, and by $119,000 in 1994 as compared to 1993, principally due to increases in interest expense capitalized in connection with new restaurant development.
         Interest income decreased by $275,000 in 1995 as compared to 1994 due to the net effect of decreased investment balances, resulting primarily from the development of new restaurants, and increased interest rates. Interest income increased by $213,000 in 1994 as compared to 1993 due principally to the net effect of increased investment balances as a result of the proceeds from the sale of stock by the Company through an underwritten public offering in September 1993 and lower interest rates.
         Expenses associated with the write-off of restaurant facilities and equipment that have been replaced in connection with various remodeling projects are reflected in "Other, net".


LIQUIDITY AND CAPITAL RESOURCES
         Cash provided by operating activities represents a primary source of liquidity for the Company and is also expected to be a resource for meeting future capital needs. The Company's cash flow from operations has increased during each of the last three fiscal years, totaling $7,586,000, $5,706,000 and $5,050,000 in fiscal years 1995, 1994 and 1993, respectively. In addition, the Company had cash and marketable securities of $2,739,000 on hand at December 31, 1995.
         The Company's primary investing activity has historically been capital expenditures for the development and maintenance of its restaurants. Capital expenditures totaled $20,255,000, $11,276,000 and $3,479,000 for 1995, 1994 and
1993, respectively.





20     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

         During 1995, capital expenditures of $4,640,000 for the Wendy's division included completion of three new restaurants (all of which were ground leases), facilities upgrades (including significant remodeling projects at six restaurants in Columbia, South Carolina) and miscellaneous equipment replacements. Capital expenditures for J. Alexander's restaurants were $15,503,000 and consisted primarily of completion of the restaurant in Ft. Lauderdale, Florida; acquisition of property and construction of restaurants in Hoover, Alabama and Overland Park, Kansas; construction of the restaurant in Toledo, Ohio; and acquisition of property and partial completion of restaurants in Cleveland, Ohio and Plantation, Florida (a suburb of Ft. Lauderdale). The Ft. Lauderdale and Toledo restaurants are ground leases.
         During 1994, capital expenditures of $3,868,000 for the Wendy's division included completion of three new restaurants (two of which were ground leases), facilities upgrades and miscellaneous equipment replacements. Capital expenditures for J. Alexander's restaurants were $7,368,000 and consisted primarily of completion of the restaurant in Columbus, Ohio, acquisition of property and construction of the restaurant in Oak Brook, Illinois, and partial completion of the restaurant in Ft. Lauderdale, Florida.
         During 1993, capital expenditures of $1,912,000 for the Wendy's division included completion of a new restaurant, facilities upgrades and miscellaneous equipment replacements. Capital expenditures for J. Alexander's restaurants were $1,525,000 and consisted primarily of acquisition of property and related construction in progress at the Columbus, Ohio restaurant.
         During 1993, the Company sold an additional 1,000,000 shares of common stock at $10 per share in an underwritten public offering. Net proceeds from the stock offering totaled $9,176,000.
         Management expects the primary needs for capital resources in the future will be for the development of new J. Alexander's restaurants and for the maintenance of existing restaurants. Management may also consider acquisitions of additional Wendy's restaurants and restaurants similar to J. Alexander's. The Company's planned capital expenditures for 1996 total approximately $23,500,000.
         The Company plans to open five J. Alexander's restaurants in 1996, four of which are currently being developed in Cleveland, Ohio; Plantation, Florida; Chattanooga, Tennessee; and Troy, Michigan, a leased location. The Cleveland restaurant is scheduled to open in the second quarter of 1996, with the remaining three restaurants scheduled for third quarter openings. A fifth new restaurant is expected to open before year-end along with a smaller test version of J. Alexander's which serves dinner only. The initial cost of developing new J. Alexander's restaurants, including the cost of land, has ranged from $2,300,000 to $3,900,000, excluding pre-opening costs. While the cost of land has been a significant variable in development cost, costs related to site preparation and buildings have also varied considerably. Management is presently developing additional building images for J. Alexander's and expects that the cost of additional new units, including the cost of land, will be within the range of $3,000,000 to $3,800,000. The initial capital investment required for opening a new J. Alexander's restaurant would be significantly lower than indicated above, however, if property is leased rather than purchased. Management estimates that pre-opening costs will be approximately $250,000 for each restaurant.
         With respect to building additional Wendy's restaurants, management seeks investments that strategically enhance operations and offer cash returns that exceed the Company's long-term after-tax weighted average cost of capital, estimated by management to be approximately 14%. With a build-out cost of $900,000 to $1,000,000 (assuming the land for the restaurant is purchased), and considering the restrictions placed upon the Company's Wendy's division as a franchisee (both financial as well as operating), the Company is having difficulty locating sites which meet its investment criteria. For that reason, the Company does not presently anticipate developing any additional Wendy's restaurants in 1996. It is expected that because of their age, up to $3,000,000 of capital expenditures will be required annually to maintain and improve the Company's existing Wendy's restaurants for 1996 and 1997.





21     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The Company does not have significant capital needs for purposes other than restaurant development. Maturities of long-term debt through 1997 are relatively small because the Company has previously purchased in the market a sufficient amount of its convertible subordinated debentures to meet sinking fund requirements on that issue through that date. Even though working capital decreased from $10,699,000 at January 1, 1995, to a deficit of $2,227,000 at December 31, 1995, primarily as the result of the use of a substantial portion of the Company's cash and cash equivalents to fund restaurant development, requirements for funding accounts receivable and inventories are relatively small and the Company does not have significant working capital needs. The Company obtained a $30,000,000 line of credit during the third quarter of 1995 and expects this credit line, together with internal cash flow, to be adequate to fund the Company's development program for 1996 and part, if not all, of 1997. Management will also be reviewing additional alternatives throughout 1996 which it believes could be available for financing its development plan.


INCOME TAXES
         Under the provisions of Statement of Financial Accounting Standards
(SFAS) No. 109 "Accounting for Income Taxes," the Company had gross deferred tax assets of $6,006,000 and $6,962,000 and gross deferred tax liabilities of $470,000 and $440,000 at December 31, 1995, and January 1, 1995, respectively. The deferred tax assets at December 31, 1995, relate primarily to $10,031,000 of net operating loss carryforwards and $1,999,000 of tax credit carryforwards available to reduce future federal income taxes. Realization of the deferred tax assets is dependent principally on future earnings from existing and new restaurants. Prior to 1995, a valuation allowance responsive to uncertainties associated with future earnings was established. No such allowance was deemed necessary as of December 31, 1995.
         Prior to 1993, the valuation allowance was established at an amount necessary to fully reserve the net deferred tax asset balances, after giving consideration to deferred tax assets that were realizable through offsets to existing taxable temporary differences. Although the Company has been profitable since 1990, it incurred operating losses for certain years prior to that time. Further, the Company's principal business is operating restaurants in the highly competitive quick-service segment of the restaurant industry as a franchisee which does not have strategic control over its business. The Company also operates with a high degree of financial and operating leverage, with a significant portion of operating costs being fixed or semi-fixed in nature. Any significant decrease in same store sales has a compounding effect in decreasing operating income. Because of these factors and the Company's involvement with the start-up of its J.Alexander's restaurant operations which incurred operating losses from 1990 through 1992, management was unable to conclude prior to 1993 that it was more likely than not that the net deferred tax assets would be utilized.
         In 1993, the Company completed another profitable year, reported operating profits from its J. Alexander's operations and raised additional equity capital. Because of these factors, management further assessed the likelihood of realization of its deferred tax assets, using as its principal basis its forecast of future taxable income which was adjusted by applying varying probability factors to the achievement of this forecast. As the result of this assessment, the beginning of the year valuation allowance was reduced by $1,500,000 in the fourth quarter of 1993, with a corresponding credit to deferred tax expense.





22     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

         In 1994, the Company was profitable for the fifth consecutive year and was successful in developing its fourth and fifth J. Alexander's restaurants. As a result, management reduced the beginning of the year valuation allowance by $2,100,000 in the fourth quarter of 1994, with a corresponding credit to deferred tax expense.
         In 1995, the Company again increased its profitability and successfully expanded its J. Alexander's division to nine restaurants from a base of five restaurants. Based upon these factors and its forecast of future taxable income, management concluded during the fourth quarter of 1995 that it was more likely than not that the Company's net deferred tax assets would ultimately be realized. Accordingly, the beginning of the year valuation allowance was reduced by $2,085,000 in the fourth quarter of 1995, resulting in a credit to deferred tax expense of $1,782,000 and a credit to additional paid-in capital, representing the income tax benefit associated with the exercise or disposition of certain employee stock options, of $303,000.
         Approximately $16,300,000 of future taxable income would be needed to realize the $5,536,000 net deferred tax asset at December 31, 1995. None of the Company's carryforwards expire until 1998.


IMPACT OF ACCOUNTING CHANGES
         There are no pending accounting pronouncements that, when adopted, are expected to have a material effect on the Company's results of operations or its financial condition.



IMPACT OF INFLATION AND OTHER FACTORS
         Virtually all of the Company's costs and expenses are subject to normal inflationary pressures and the Company is continually seeking ways to cope with their impact. By owning a number of its properties, the Company avoids certain increases in occupancy costs. New and replacement assets will likely be acquired at higher costs but this will take place over many years. In general, the Company tries to pass on increased costs and expenses by increasing menu prices over time, as permitted by competition. However, the Company believes its flexibility in increasing menu prices in its Wendy's restaurants is limited because of the competitive state of the quick-service restaurant industry and the value pricing strategies adopted by Wendy's and most of its major competitors.
         The Clinton administration continues to analyze and propose new legislation which could adversely impact the entire business community. Minimum wage measures, if passed, could increase the Company's operating costs. The Company would attempt to offset increased costs through additional improvements in operating efficiencies and menu price increases.





23     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

                                                                                Years Ended
- -------------------------------------------------------------------------------------------------------------------
                                                      DECEMBER 31               January 1                 January 2
                                                          1995                     1995                     1994
- -------------------------------------------------------------------------------------------------------------------
Net sales                                              $79,288,000             $65,695,000              $60,574,000
Costs and expenses:
   Cost of sales                                        27,707,000              22,827,000               21,366,000
   Restaurant labor and related costs                   23,155,000              18,972,000               16,745,000
   Depreciation and amortization of restaurant
      property and equipment                             2,940,000               2,234,000                1,903,000
   Royalties                                             2,149,000               2,041,000                1,992,000
   Other operating expenses                             14,754,000              11,998,000               11,226,000
- -------------------------------------------------------------------------------------------------------------------
        Total restaurant operating expenses             70,705,000              58,072,000               53,232,000
- -------------------------------------------------------------------------------------------------------------------
Income from restaurant operations                        8,583,000               7,623,000                7,342,000
General and administrative expenses                      4,308,000               3,839,000                3,238,000
- -------------------------------------------------------------------------------------------------------------------
Operating income                                         4,275,000               3,784,000                4,104,000
- -------------------------------------------------------------------------------------------------------------------
Other income (expense):
   Interest expense                                     (1,416,000)             (1,625,000)              (1,744,000)
   Interest income                                         579,000                 854,000                  641,000
   Other, net                                               20,000                  45,000                   25,000
- -------------------------------------------------------------------------------------------------------------------
        Total other income (expense)                      (817,000)               (726,000)              (1,078,000)
- -------------------------------------------------------------------------------------------------------------------
Income before income taxes                               3,458,000               3,058,000                3,026,000
Income tax benefit                                       1,558,000               1,772,000                1,275,000
- -------------------------------------------------------------------------------------------------------------------
Net income                                             $ 5,016,000             $ 4,830,000              $ 4,301,000
- -------------------------------------------------------------------------------------------------------------------
Earnings per share:
   Primary                                             $       .92             $       .90              $       .93
   Fully diluted                                       $       .92             $       .90              $       .93
- -------------------------------------------------------------------------------------------------------------------
Weighted average number of shares:
   Primary                                               5,478,000               5,381,000                4,606,000
   Fully diluted                                         5,479,000               5,381,000                4,626,000
- -------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.





24     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                        DECEMBER 31      January 1
                                                                                            1995             1995
- ------------------------------------------------------------------------------------------------------------------
                                                       ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                            $ 2,234,000    $14,802,000
   Short-term investments                                                                   505,000      1,000,000
   Accounts and notes receivable, including current portion of direct financing
   leases, net of allowances for possible losses                                            313,000        155,000
   Inventories at lower of cost (first-in, first-out method) or market                      848,000        577,000
   Deferred income taxes                                                                  1,541,000        699,000
   Prepaid expenses and other current assets                                                484,000        215,000
- ------------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                              5,925,000     17,448,000
INVESTMENT SECURITIES                                                                            --        510,000
OTHER ASSETS
   Direct financing leases, net of unearned income of $245,000 and $305,000 at
      December 31, 1995, and January 1, 1995, respectively, and current portion             379,000        434,000
   Other                                                                                    712,000        672,000
- ------------------------------------------------------------------------------------------------------------------
                                                                                          1,091,000      1,106,000
PROPERTY AND EQUIPMENT, at cost, less allowances for depreciation and amortization       46,915,000     29,776,000
DEFERRED INCOME TAXES                                                                     3,995,000      2,752,000
DEFERRED CHARGES, less accumulated amortization of $2,008,000 and
   $1,397,000 at December 31, 1995, and January 1, 1995, respectively                     2,214,000      1,714,000
- ------------------------------------------------------------------------------------------------------------------
                                                                                        $60,140,000    $53,306,000
- ------------------------------------------------------------------------------------------------------------------
                                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                     $ 3,704,000    $ 3,089,000
   Accrued expenses and other current liabilities                                         4,151,000      3,310,000
   Current portion of long-term debt and obligations under capital leases                   297,000        350,000
- ------------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                         8,152,000      6,749,000
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES, (including $1,984,000 and $2,048,000 due to a related party at December 31, 1995, and
   January 1, 1995, respectively) net of portion classified as current                   18,512,000     18,847,000
DEFERRED COMPENSATION AND OTHER DEFERRED CREDITS                                            501,000        406,000
STOCKHOLDERS' EQUITY
   Common Stock, par value $.05 per share: Authorized l0,000,000 shares;
     issued 5,276,972 and 5,240,481 shares at December 31, 1995,
     and January 1, 1995, respectively                                                      264,000        262,000
   Preferred Stock, no par value: Authorized 1,000,000 shares; none issued                       --             --
   Additional paid-in capital                                                            29,199,000     28,718,000
   Retained earnings (accumulated deficit)                                                4,540,000       (476,000)
- ------------------------------------------------------------------------------------------------------------------
                                                                                         34,003,000     28,504,000
   Note receivable--Employee Stock Ownership Plan                                        (1,028,000)    (1,200,000)
- ------------------------------------------------------------------------------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                                                       32,975,000     27,304,000
COMMITMENTS AND CONTINGENCIES
- ------------------------------------------------------------------------------------------------------------------
                                                                                        $60,140,000    $53,306,000
- ------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.





25     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years Ended
- -------------------------------------------------------------------------------------------------------------------
                                                                       DECEMBER 31       January 1        January 2
                                                                           1995             1995            1994
- --------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income                                                          $ 5,016,000     $ 4,830,000      $ 4,301,000
   Adjustments to reconcile net income to net cash
     provided by operations:
     Depreciation and amortization of property
       and equipment                                                     3,033,000       2,317,000        1,990,000
     Amortization of deferred charges                                      611,000         443,000          404,000
     Employee Stock Ownership Plan expense                                 172,000         170,000          172,000
     Deferred income tax benefit                                        (1,782,000)     (2,100,000)      (1,500,000)
     Other, net                                                            192,000         172,000           (3,000)
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable                         (147,000)        (80,000)          65,000
       Increase in inventories                                            (271,000)        (70,000)         (59,000)
       (Increase) decrease in prepaid expenses
         and other current assets                                         (269,000)         63,000           12,000
       Increase in deferred charges                                     (1,111,000)       (773,000)        (204,000)
       Increase (decrease) in accounts payable                             615,000         511,000         (269,000)
       Increase in accrued expenses and other
         current liabilities                                             1,432,000         207,000          101,000
       Increase in deferred credits                                         95,000          16,000           40,000
- -------------------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY
           OPERATING ACTIVITIES                                          7,586,000       5,706,000        5,050,000
INVESTING ACTIVITIES
   Proceeds from maturities and sales of investments                     1,005,000       1,507,000        6,132,000
   Purchase of property and equipment                                  (20,909,000)    (10,376,000)      (4,163,000)
   Other, net                                                              (37,000)        (29,000)         (70,000)
- -------------------------------------------------------------------------------------------------------------------
         NET CASH (USED) PROVIDED BY
           INVESTING ACTIVITIES                                        (19,941,000)     (8,882,000)       1,903,000
FINANCING ACTIVITIES
   Payments on and retirement of debt and
   obligations under capital leases                                       (393,000)       (381,000)        (282,000)
   Sale of stock and exercise of stock options                             180,000         604,000        9,277,000
- -------------------------------------------------------------------------------------------------------------------
         NET CASH (USED) PROVIDED BY
           FINANCING ACTIVITIES                                           (213,000)        223,000        8,995,000
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                       (12,568,000)     (2,953,000)      15,948,000
Cash and cash equivalents at beginning of year                          14,802,000      17,755,000        1,807,000
- -------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 2,234,000     $14,802,000      $17,755,000
- -------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.





26     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         Note Receivable-
                                                                                             Employee
                                                                 Additional    Retained       Stock        Total
                                     Outstanding     Common       Paid-In      Earnings     Ownership   Stockholders'
                                       Shares         Stock       Capital      (Deficit)      Plan         Equity
- ---------------------------------------------------------------------------------------------------------------------
BALANCES AT
   JANUARY 3, 1993                    4,092,489     $205,000   $18,894,000   $(9,607,000)   $(1,542,000) $ 7,950,000
Exercise of stock options
   and sale of stock
   under Employee Stock
   Purchase Plan                         24,760        1,000       100,000            --             --      101,000
Shares issued through
   public offering                    1,000,000       50,000     9,126,000            --             --    9,176,000
Reduction of note
   receivable--
   Employee Stock
     Ownership Plan                          --           --            --            --        172,000      172,000

Net income                                   --           --            --     4,301,000             --    4,301,000
- ---------------------------------------------------------------------------------------------------------------------
BALANCES AT
   JANUARY 2, 1994                    5,117,249      256,000    28,120,000    (5,306,000)    (1,370,000)  21,700,000
Exercise of stock options
   and sale of stock
   under Employee Stock
   Purchase Plan                        123,232        6,000       598,000            --             --      604,000
Reduction of note
   receivable--
   Employee Stock
     Ownership Plan                          --           --            --            --        170,000      170,000
Net income                                   --           --            --     4,830,000             --    4,830,000
- ---------------------------------------------------------------------------------------------------------------------
BALANCES AT
   JANUARY 1, 1995                    5,240,481      262,000    28,718,000      (476,000)    (1,200,000)  27,304,000
Exercise of stock options,
   including tax benefits,
   and sale of stock under
   Employee Stock
   Purchase Plan                         36,491        2,000       481,000            --             --      483,000
Reduction of note
   receivable--
   Employee Stock
   Ownership Plan                            --           --            --            --        172,000      172,000
Net income                                   --           --            --     5,016,000             --    5,016,000
- ---------------------------------------------------------------------------------------------------------------------
BALANCES AT
   DECEMBER 31, 1995                  5,276,972     $264,000   $29,199,000   $ 4,540,000    $(1,028,000) $32,975,000
- ---------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.





27     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES
         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the 1995 presentation.
         FISCAL YEAR: The Company's fiscal year ends on the Sunday closest to December 31 and each quarter consists of thirteen weeks.
         CASH EQUIVALENTS: Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.
         INVESTMENTS: Short-term investments and investment securities consist primarily of obligations of the U.S. Government and its agencies and corporate notes and bonds with maturities of greater than three months. Investments with maturities of greater than one year are classified as long-term.
         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" in 1994. The Company's investments are classified as "held to maturity" investments and reported at amortized cost. The aggregate market value of short-term investments and investment securities was approximately $511,000 at December 31, 1995, and $1,507,000 at January 1, 1995. Cash equivalents of $1,005,000 and $13,736,000 at December 31, 1995, and January 1, 1995,
respectively, consisted principally of commercial paper, banker's acceptances and federal government agency securities and were carried at cost, which approximates fair market value.
         PROPERTY AND EQUIPMENT: Depreciation and amortization are provided on the straight-line method over the following estimated useful lives: buildings-20 to 25 years, restaurant and other equipment-three to l0 years, and capital leases and leasehold improvements-lesser of life of assets or terms of leases.
         DEFERRED CHARGES: Costs in excess of net assets acquired are being amortized over periods of 20 to 40 years using the straight-line method. Debt issue costs are amortized principally by the interest method over the life of the related debt. Wendy's Old Fashioned Hamburgers franchise costs are being amortized over 20 years using the straight-line method.
         INCOME TAXES: The Company accounts for income taxes under the liability method required by SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires that deferred tax assets and liabilities be established based on the difference between the financial statement and income tax bases of assets and liabilities using existing tax rates. Realization of deferred tax assets, which relate primarily to operating loss and tax credit carryforwards, is dependent on future earnings from existing and new restaurants. Prior to 1995, a valuation allowance responsive to uncertainties associated with future earnings was established. No such allowance was deemed necessary as of December 31, 1995.
         EARNINGS PER SHARE: The computations of earnings per share are based on the weighted average number of common shares outstanding after considering the effect of stock options using the treasury stock method. Shares issuable upon the conversion of convertible subordinated debentures have not been included as the effect of their inclusion would be antidilutive.





28     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         PRE-OPENING COSTS: Costs of hiring and training personnel and certain other costs relating to a new restaurant are capitalized and generally amortized over the restaurant's first 12 months (Wendy's) or 24 months (J. Alexander's) of operations. At December 31, 1995, and January 1, 1995, pre-opening costs totaled $1,026,000 and $611,000, respectively, net of accumulated amortization of $651,000 and $143,000.
         FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:
              Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.
              Short-term investment: At December 31, 1995, this investment is classified as held to maturity and reported at amortized cost in accordance with SFAS No. 115. Fair value is estimated from quoted market prices.
              Long-term debt: The carrying amount of the Company's borrowings with variable interest rates approximates their fair value. The fair value of the Company's convertible subordinated debentures was determined based on quoted market prices. Due to the immaterial amounts involved, fair value of other fixed rate long-term debt was estimated to approximate its carrying amount.
              Contingent liabilities: In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations and the disposition of certain Wendy's restaurant operations, the Company remains secondarily liable for certain real and personal property leases. The Company does not believe it is practicable to estimate the fair value of these contingencies and does not believe exposure to significant loss is likely.
         DEVELOPMENT COSTS: Certain direct and indirect costs are capitalized in conjunction with acquiring and developing new J. Alexander's restaurant sites and amortized over the life of the related building. Development costs capitalized during 1995 totaled $182,000. No development costs were capitalized relative to J. Alexander's prior to 1995.
         SELF-INSURANCE: The Company is generally self-insured, subject to stop-loss limitations, for losses and liabilities related to its group medical plan and, except for the state of Ohio, for workers' compensation claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain estimation processes applicable to the insurance industry and, where applicable, based on Company experience.
         STOCK BASED COMPENSATION: The Company accounts for its stock compensation arrangements in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" and intends to continue to do so.
         ADOPTION OF NEW ACCOUNTING RULES: In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1996 and, based on current circumstances, does not believe the effect of adoption will be material.





29     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         USE OF ESTIMATES IN FINANCIAL STATEMENTS: Judgment and estimation are utilized by management in certain areas in the preparation of the Company's financial statements. Some of the more significant areas include reserves for self-insurance of group medical claims and workers' compensation benefits. Management believes that such estimates have been based on reasonable assumptions and that such estimates are adequate.


NOTE B--PROPERTY AND EQUIPMENT
        Balances of major classes of property and equipment are as follows:

                                                                                DECEMBER 31      January 1
                                                                                   1995             1995
- ----------------------------------------------------------------------------------------------------------
Land                                                                           $ 9,810,000     $ 7,669,000
Buildings                                                                       22,049,000      15,875,000
Buildings under capital leases                                                   2,917,000       2,917,000
Leasehold improvements                                                          11,186,000       5,873,000
Restaurant and other equipment                                                  17,119,000      13,496,000
Construction in progress (estimated additional cost to complete at
  December 31, 1995, $3,750,000)                                                 4,495,000       2,061,000
- ----------------------------------------------------------------------------------------------------------
                                                                                67,576,000      47,891,000
Less allowances for depreciation and amortization                               20,661,000      18,115,000
- ----------------------------------------------------------------------------------------------------------
                                                                               $46,915,000     $29,776,000
- ----------------------------------------------------------------------------------------------------------

NOTE C--LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

         Long-term debt and obligations under capital leases at December 31, 1995, and January 1, 1995, are summarized below:

                                                   December 31, 1995                    January 1, 1995
                                                Current         Long-Term           Current          Long-Term
- ---------------------------------------------------------------------------------------------------------------
Convertible Subordinated
   Debentures, 8.25%, due 2003                   $     --       $15,614,000          $     --       $15,614,000
Mortgage and installment notes, at fixed
   and variable interest rates, currently 9.75%
   to 12.00%, secured by properties with a
   carrying value of $2,655,000 at
   December 31, 1995, payable through 2003         33,000         2,011,000            30,000         2,093,000
Obligations under capital leases, 8.12% to
   13.36% interest, payable through 2008          264,000           887,000           320,000         1,140,000
- ---------------------------------------------------------------------------------------------------------------
                                                 $297,000       $18,512,000          $350,000       $18,847,000
- ---------------------------------------------------------------------------------------------------------------


         Maturities of long-term debt and estimated sinking fund payments, excluding obligations under capital leases, for the five years succeeding December 31, 1995, are as follows: 1996-$33,000; 1997-$36,000; 1998-$1,864,000;
1999-$1,875,000; 2000-$1,875,000.


30     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Convertible Subordinated Debentures due 2003 are convertible into common stock of the Company at any time prior to maturity at $17.75 per share, subject to adjustment in certain events. At December 31, 1995, 879,662 shares of common stock were reserved for issuance upon conversion of the outstanding debentures. The debentures are redeemable upon not less than 30 days' notice at the option of the Company, in whole or in part, at 100% of the principal amount, together with accrued interest to the redemption date. The effective interest rate on the debentures is 8.68%. The Debenture Indenture provides for annual sinking fund payments commencing June 1, 1993, which will retire at least 75% of the debentures prior to maturity. The Company has previously purchased a portion of the debentures on the open market which, pursuant to the terms of the Debenture Indenture, will be used in satisfaction of future sinking fund requirements and are sufficient to satisfy those requirements through 1997.
         During 1995, the Company entered into an unsecured bank line of credit agreement which provides for up to $30,000,000 of revolving credit for the purpose of financing future capital expenditures. Interest is payable monthly with the interest rate, at the Company's option, at the bank's prime rate or the bank's LIBOR rate plus 1.5% or 2.5%, depending on compliance with certain ratios set forth in the agreement. In addition, a fee of 1/4% on any unused portion of the facility is payable on a quarterly basis. All outstanding principal, interest and expenses under the agreement become due July 1, 1998, unless the Company exercises its option to convert amounts outstanding under the line of credit to a seven year term loan. The agreement requires the Company to meet certain restrictive financial and other covenants, including limitations on other borrowing, all of which were met as of December 31, 1995. No borrowings were outstanding under the agreement as of December 31, 1995.
         Cash interest payments amounted to $1,732,000 , $1,728,000 and $1,776,000, in 1995, 1994 and 1993, respectively. Interest costs of $316,000,
$118,000 and $31,000 were capitalized as part of building and leasehold costs in 1995, 1994, and 1993, respectively.
         The carrying value and estimated fair value of the Company's long-term debt are summarized in the following table (see Note A):

                                                                                     December 31, 1995
- -----------------------------------------------------------------------------------------------------------
                                                                                                  Estimated
                                                                              Carrying Value     Fair Value
- -----------------------------------------------------------------------------------------------------------
Convertible subordinated debentures                                             $15,614,000     $15,028,000
Mortgage and installment notes                                                    2,044,000       2,044,000
- -----------------------------------------------------------------------------------------------------------
Total                                                                           $17,658,000     $17,072,000
- -----------------------------------------------------------------------------------------------------------





31     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D--LEASES
         At December 31, 1995, the Company was lessee under both ground leases (the Company leases the land and builds its own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are operating leases except for the building portions of the improved leases which are typically capital leases. Real estate lease terms are generally for 15 to 25 years and, in many cases, provide for rent escalations and for one or more five-year renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Certain real property leases (both capitalized and operating) provide for contingent rentals based upon 5%-7% of net sales. In addition, the Company is lessee under other noncancelable operating leases, principally for office space.
         Accumulated amortization of buildings under capital leases totaled $2,549,000 at December 31, 1995, and $2,406,000 at January 1, 1995.
Amortization of leased assets is included in depreciation and amortization expense.
         Total rental expense amounted to:

                                                                              Years Ended
- ----------------------------------------------------------------------------------------------------------
                                                               DECEMBER 31      January 1        January 2
                                                                  1995             1995             1994
- ----------------------------------------------------------------------------------------------------------
Minimum rentals under operating leases                        $1,800,000       $1,292,000       $1,247,000
Contingent rentals                                               395,000          404,000          414,000
Less: Sublease rentals                                          (313,000)        (314,000)        (314,000)
- ----------------------------------------------------------------------------------------------------------
                                                              $1,882,000       $1,382,000       $1,347,000
- ----------------------------------------------------------------------------------------------------------


         At December 31, 1995, future minimum lease payments under capital leases and noncancelable operating leases with initial terms of one year or more are as follows:

                                                                                  Capital        Operating
                                                                                  Leases           Leases
- ---------------------------------------------------------------------------------------------------------
1996                                                                          $  376,000      $ 1,612,000
1997                                                                             313,000        1,492,000
1998                                                                             204,000        1,377,000
1999                                                                             147,000        1,279,000
2000                                                                             113,000        1,144,000
Thereafter                                                                       461,000        9,153,000
- ---------------------------------------------------------------------------------------------------------
                                                 Total minimum payments        1,614,000      $16,057,000
- ---------------------------------------------------------------------------------------------------------
                                                  Less imputed interest         (463,000)
- ---------------------------------------------------------------------------------------------------------
                               Present value of minimum rental payments        1,151,000
- ---------------------------------------------------------------------------------------------------------
                           Less current maturities at December 31, 1995         (264,000)
- ---------------------------------------------------------------------------------------------------------
                             Long-term obligations at December 31, 1995       $  887,000
- ---------------------------------------------------------------------------------------------------------


         Minimum future rentals receivable under subleases for operating leases at December 31, 1995, amounted to $2,545,000.





32     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In addition to the leases summarized above, the Company leases five previously owned Wendy's restaurant properties from a corporation principally owned by a Director of the Company and his wife at an aggregate minimum annual rental of approximately $265,000, which is subject to adjustment in certain events, plus contingent rentals based on sales. The leases are renewable at the Company's option for two additional five year periods. The Company also has an option to repurchase the properties throughout the terms of the leases. As a result of this option to purchase, the transaction has been recorded as a financing rather than as a sale, in compliance with SFAS No. 98. Accordingly, the assets sold continue to be carried on the Company's Consolidated Balance Sheet and the original proceeds of $2,180,000, reduced for contingent rent payments, have been recorded as long-term debt on the balance sheet. Contingent rent payments totaled $49,000, $54,000 and $68,000 in 1995, 1994 and 1993, respectively.

         The future minimum lease payments, which will be recorded principally as interest expense, under the terms of the related lease agreements are as follows:

                 ---------------------------------------------------
                 1996                                     $  265,000
                 1997                                        265,000
                 1998                                        265,000
                 1999                                        265,000
                 2000                                        265,000
                 Thereafter                                  795,000
                 ---------------------------------------------------
                                                          $2,120,000
                 ---------------------------------------------------

         The Company leases one additional Wendy's restaurant from affiliates of the Director referenced above. This agreement calls for annual lease payments of approximately $17,000 through June 1997.


NOTE E--INCOME TAXES
         At December 31, 1995, the Company had net operating loss carryforwards of $10,031,000 for income tax purposes that expire in the years 2000 through 2004. Tax credit carryforwards (consisting primarily of investment tax credits which expire in the years 1998 through 2001) of $1,999,000 are also available to reduce future federal income taxes.





33     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995, and January 1, 1995, are as follows:

- ----------------------------------------------------------------------------------------------------------
                                                                                DECEMBER 31      January 1
                                                                                   1995             1995
- ----------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Tax over book depreciation                                                  $   26,000       $  133,000
   Pre-opening costs                                                              368,000          232,000
   Other--net                                                                      76,000           75,000
- ----------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                              470,000          440,000
- ----------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Capital/finance leases                                                         107,000          146,000
   Deferred compensation accruals                                                 158,000          139,000
   Self-insurance accruals                                                         58,000           78,000
   Net operating loss carryforwards                                             3,410,000        4,605,000
   Tax credit carryforwards                                                     1,999,000        1,800,000
   Other--net                                                                     274,000          194,000
- ----------------------------------------------------------------------------------------------------------
      Total deferred tax assets                                                 6,006,000        6,962,000
      Valuation allowance for deferred tax assets                                      --       (3,071,000)
- ----------------------------------------------------------------------------------------------------------
                                                                                6,006,000        3,891,000
- ----------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                        $5,536,000       $3,451,000
- ----------------------------------------------------------------------------------------------------------

         Prior to 1993, the valuation allowance was established at an amount necessary to fully reserve the net deferred tax asset balances, after giving consideration to deferred tax assets that can be realized through offsets to existing taxable temporary differences. In the fourth quarter of 1995, 1994 and 1993, the beginning of the year valuation allowance was reduced by $2,085,000 (of which $303,000 was credited to additional paid-in capital), $2,100,000 and $1,500,000, respectively, reflecting a change in circumstances which resulted in a judgment that a corresponding amount of the Company's deferred tax assets will be realized in future years. The valuation allowance decreased by $3,071,000 (including the $2,085,000 decrease discussed above), $2,659,000 (including the $2,100,000 decrease discussed above) and $2,448,000 (including the $1,500,000 decrease discussed above) during 1995, 1994 and 1993, respectively, as the result of changes in the deferred tax items.





34     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Significant components of the Company's income tax benefit are as follows:

                                                                                Years Ended
- ----------------------------------------------------------------------------------------------------------
                                                               DECEMBER 31      January 1        January 2
                                                                  1995             1995             1994
- ----------------------------------------------------------------------------------------------------------
Currently payable:
   Federal                                                   $    80,000      $    66,000      $    61,000
   State                                                         144,000          262,000          164,000
- ----------------------------------------------------------------------------------------------------------
     Total                                                       224,000          328,000          225,000
Deferred                                                      (1,782,000)      (2,100,000)      (1,500,000)
- ----------------------------------------------------------------------------------------------------------
Income tax benefit                                           $(1,558,000)     $(1,772,000)     $(1,275,000)
- ----------------------------------------------------------------------------------------------------------

         The Company's consolidated effective tax rate differed from the federal statutory rate as set forth in the following table:

                                                                                Years Ended
- ----------------------------------------------------------------------------------------------------------
                                                               December 31      January 1        January 2
                                                                  1995             1995             1994
- ----------------------------------------------------------------------------------------------------------
Tax expense computed at federal statutory rate (34%)         $ 1,176,000      $ 1,040,000      $ 1,029,000
State and local income taxes                                     144,000          262,000          164,000
Alternative minimum tax                                           80,000           66,000           61,000
Non-deductible expenses                                           19,000           23,000            6,000
Benefit of net operating loss carryforwards                   (1,195,000)      (1,063,000)      (1,035,000)
Recognition of deferred tax assets                            (1,782,000)      (2,100,000)      (1,500,000)
- ----------------------------------------------------------------------------------------------------------
Income tax benefit                                           $(1,558,000)     $(1,772,000)     $(1,275,000)
- ----------------------------------------------------------------------------------------------------------


         Income tax payments were $175,000, $338,000 and $214,000 in 1995, 1994 and 1993, respectively.


NOTE F--STOCK OPTIONS AND BENEFIT PLANS
         Under the Company's 1994 Employee Stock Incentive Plan, officers and key employees of the Company may be granted options to purchase shares of the Company's common stock. In addition, the 1990 Stock Option Plan for Outside Directors provides for the granting of options to purchase the Company's common stock at the fair market price at the date of the grant to members of the Company's Board of Directors who are not employees. Options to purchase the Company's common stock also remain outstanding under the Company's 1982 Incentive Stock Option Plan and 1985 Stock Option Plan, although the Company no longer has the ability to issue additional shares under these plans.





35     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         A summary of options under the Company's option plans is as follows:

- ------------------------------------------------------------------------------------------------------------
Options                                                                           Shares       Option Prices
- ------------------------------------------------------------------------------------------------------------
Outstanding at January 3, 1993                                                   333,356        $1.38-$ 5.88
Issued                                                                           108,950         7.50- 10.50
Exercised                                                                        (13,966)        1.38-  3.00
Expired or cancelled                                                              (1,284)        1.38- 10.38
- ----------------------------------------------------------------------------------------
Outstanding at January 2, 1994                                                   427,056         1.38- 10.50
Issued                                                                           121,100         7.25- 13.00
Exercised                                                                       (106,366)        1.38-  5.88
Expired or cancelled                                                                (366)        1.38- 10.38
- ----------------------------------------------------------------------------------------
Outstanding at January 1, 1995                                                   441,424         1.38- 13.00
Issued                                                                           146,700         7.56-  9.75
Exercised                                                                        (15,166)        1.38-  7.63
Expired or cancelled                                                             (10,250)        7.25- 11.50
- ----------------------------------------------------------------------------------------
Outstanding at December 31, 1995                                                 562,708        $1.38-$13.00
- ----------------------------------------------------------------------------------------

         Options exercisable and shares available for future grant are as follows:

- ----------------------------------------------------------------------------------------------------------
                                                                                DECEMBER 31      January 1
                                                                                   1995             1995
- ----------------------------------------------------------------------------------------------------------
Options exercisable                                                               313,393          257,109
Shares available for grant                                                        226,450          368,100
- ----------------------------------------------------------------------------------------------------------


         The Company has an Employee Stock Purchase Plan under which 110,324 shares of the Company's common stock are available for issuance. Shares issued under the plan totaled 21,335, 16,877 and 10,794, in 1995, 1994 and 1993, respectively.
         The Company has a Salary Continuation Plan which provides retirement and death benefits to certain officers. The expense recognized under this plan was $61,000, $54,000 and $55,000 in 1995, 1994 and 1993, respectively.
         The Company has a Savings Incentive and Salary Deferral Plan under
Section 401(k) of the Internal Revenue Code which allows qualifying employees to defer a portion of their income on a pre-tax basis through contributions to the plan. All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant's salary, the Company makes a minimum 10% matching contribution to the plan. For 1995, 1994 and 1993, the Company made a 20% matching contribution to the plan and recognized expense of $23,000, $19,000 and $15,000, respectively.





36     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G--EMPLOYEE STOCK OWNERSHIP PLAN
         The Company has established an Employee Stock Ownership Plan (ESOP) for the purpose of enabling employees of the Company to share in its growth and prosperity and to accumulate capital for their future economic security. In 1992, the ESOP purchased 457,055 shares of Company common stock from the Massey Company, a trust created by the late Jack C. Massey, the Company's former Board Chairman, and the Jack C. Massey Foundation at $3.75 per share for an aggregate purchase price of $1,714,000. The Company funded the ESOP by loaning it an amount equal to the purchase price. The loan is secured by a pledge of the unallocated stock held by the ESOP and is to be repaid in ten annual principal payments of approximately $172,000 plus interest on the outstanding principal balance at an annual rate of 9%. The Company expects to continue making annual contributions to the ESOP which will allow the ESOP to repay the Company and which will result in annual net expense to the Company of approximately $172,000. The Company recorded ESOP expense, and a corresponding reduction in the ESOP note receivable, of $172,000 in 1995, $170,000 in 1994 and $172,000 in
1993. The note receivable from the ESOP has been reported as a reduction from the Company's stockholders' equity.
         All company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. The ESOP generally requires five years of service with the Company in order for an ESOP participant's account to vest. Allocation of stock is being made to participants' accounts annually over a ten-year period as the ESOP's loan is repaid and is in proportion to each participant's compensation for each year.
At December 31, 1995, and January 1, 1995, shares allocated under the ESOP totaled 182,822 and 137,117, respectively.
         For purposes of computing earnings per share, the 457,055 shares originally purchased by the ESOP are included as outstanding shares in the weighted average share calculation.


NOTE H--SHAREHOLDER RIGHTS PLAN
         During 1989, the Board of Directors adopted a shareholder rights plan for the Company. The purpose of the shareholder rights plan is to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.
         The shareholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of one Right per share of common stock) one-hundredth of a share of no par value Series A Junior Preferred (a "Unit") at an exercise price of $12.00 per Unit. The Rights are attached to the common stock and may be exercised only if a person or group acquires 20% of the outstanding common stock or initiates a tender or exchange offer that would result in such person or group acquiring 10% or more of the outstanding common stock. Upon such an event, the Rights "flip-in" and each holder of a Right will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price. All Rights beneficially owned by the acquiring person or group triggering the "flip-in" will be null and void. Additionally, if a third party were to take certain action to acquire the Company, such as a merger or other business combination, the Rights would "flip-over" and entitle the holder to acquire shares of the acquiring person with a value of two times the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $0.01 per Right and expire in 1999. In order to prevent dilution, the exercise price and number of Rights per share of common stock will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock.





37     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I--COMMITMENTS AND CONTINGENCIES
         In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, the Company remains secondarily liable for certain real and personal property leases with remaining terms of one to 10 years. The total amount of lease payments remaining on these leases at December 31, 1995, was approximately $4 million. Additionally, in connection with the disposition of certain Wendy's restaurant operations, primarily the southern California Wendy's restaurants in 1982, the Company remains secondarily liable for certain real property leases with remaining terms of four to 11 years. The total amount of lease payments remaining on these leases as of December 31, 1995, was approximately $2.6 million.



NOTE J--ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
         Accrued expenses and other current liabilities included the following:

- ----------------------------------------------------------------------------------------------------------
                                                                                December 31      January 1
                                                                                   1995             1995
- ----------------------------------------------------------------------------------------------------------
Taxes, other than income taxes                                                  $1,062,000      $  811,000
Salaries and wages                                                                 686,000         641,000
Insurance                                                                          710,000         313,000
Interest                                                                           120,000         136,000
Other                                                                            1,573,000       1,409,000
- ----------------------------------------------------------------------------------------------------------
                                                                                $4,151,000      $3,310,000
- ----------------------------------------------------------------------------------------------------------

NOTE K--BUSINESS SEGMENTS
         For the years ended December 31, 1995, January 1, 1995, and January 2, 1994, retail food operations constituted a dominant segment in accordance with SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise."





38     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
VOLUNTEER CAPITAL CORPORATION

         We have audited the accompanying consolidated balance sheets of Volunteer Capital Corporation and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Volunteer Capital Corporation and subsidiaries at December 31, 1995 and January 1, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Nashville, Tennessee                              /s/ Ernst & Young LLP
February 19, 1996                                 ---------------------
                                                      Ernst & Young LLP




39     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS

         The following is a summary of the quarterly results of operations for the years ended December 31, 1995, and January 1, 1995 (dollars in thousands, except per share amounts):

                                                                   1995 Quarters Ended
- ------------------------------------------------------------------------------------------------------------
                                                APRIL 2          JULY 2         OCTOBER 1        DECEMBER 31
- ------------------------------------------------------------------------------------------------------------
Net sales                                       $18,100        $20,005           $20,550           $20,633
Income from restaurant operations                 1,949          2,196             2,317             2,121
Net income                                          688            913               984             2,431(1)
Earnings per share:
   Primary                                         $.13           $.17              $.18              $.44
   Fully diluted                                   $.13           $.17              $.18              $.43


                                                                   1994 Quarters Ended
- ------------------------------------------------------------------------------------------------------------
                                                April 3          July 3         October 2        January 1
- ------------------------------------------------------------------------------------------------------------
Net sales                                       $14,944        $16,998           $16,872           $16,881
Income from restaurant operations                 1,589          2,039             2,035             1,960
Net income                                          512            723               819             2,776(2)
Earnings per share:
   Primary                                      $   .10        $   .13           $   .15           $   .52
   Fully diluted                                $   .10        $   .13           $   .15           $   .49


(1) Includes tax benefit of $1,782 related to recognition of deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes"(SFAS No. 109).
(2) Includes tax benefit of $2,100 related to recognition of deferred tax assets in accordance with SFAS No. 109.





40     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in thousands, except per share data)                        Years Ended
- ------------------------------------------------------------------------------------------------------------
                                          DECEMBER 31    January 1    January 2     January 3    December 29
                                              1995         1995          1994        1993(1)        1991
- ------------------------------------------------------------------------------------------------------------
OPERATIONS
- ------------------------------------------------------------------------------------------------------------
Net sales                                  $79,288        65,695        60,574        50,092       42,467
Income from restaurant operations          $ 8,583         7,623         7,342         5,535        4,320
General and administrative expenses        $ 4,308         3,839         3,238         2,891        2,559
Income before extraordinary item           $ 5,016(2)      4,830(3)      4,301(4)      2,064        1,194
Net income                                 $ 5,016(2)      4,830(3)      4,301(4)      2,064        3,380
Depreciation and amortization              $ 3,644         2,760         2,394         1,942        1,615
Cash flow from operations                  $ 7,586         5,706         5,050         3,590        3,159
Capital expenditures                       $20,255        11,276         3,479         7,105        1,701

FINANCIAL POSITION
- ------------------------------------------------------------------------------------------------------------
Cash and investments                       $ 2,739        16,312        20,772        10,904       15,724
Property and equipment, net                $46,915        29,776        20,989        19,604       14,310
Total assets                               $60,140        53,306        46,419        33,979       33,405
Long-term obligations                      $18,512        18,847        19,250        19,633       19,949
Stockholders' equity                       $32,975        27,304        21,700         7,950        7,881

PER SHARE DATA
- ------------------------------------------------------------------------------------------------------------
Earnings per share-primary:
   Income before extraordinary item        $   .92           .90           .93           .48          .27
   Net income                              $   .92           .90           .93           .48          .72
Earnings per share-assuming full dilution:
   Income before extraordinary item        $   .92           .90           .93           .47          .27
   Net income                              $   .92           .90           .93           .47          .72
Stockholders' equity                       $  6.25          5.21          4.24          1.94         1.96
Market price at year end                   $ 9 1/2             6            11         6 3/4        2 5/8

WENDY'S RESTAURANT DATA
- ------------------------------------------------------------------------------------------------------------
Net sales                                  $53,694        50,991        49,758        46,547       41,014
Weighted average annual sales per unit     $   958           973           971           923          818
Units open at year end                          58            55            52            51           51

J. ALEXANDER'S RESTAURANT DATA
- ------------------------------------------------------------------------------------------------------------
Net sales                                  $25,594        14,704        10,816         3,545        1,453
Weighted average annual sales per unit     $ 3,980         3,735         3,605         2,608        2,015
Units open at year end                           9             5             3             3            1


(1) Due to the Company's fiscal year policy, fiscal year 1992 includes 53 weeks as compared to 52 weeks for the other years presented.
(2) Includes tax benefit of $1,782 related to recognition of deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS No. 109).
(3) Includes tax benefit of $2,100 related to recognition of deferred tax assets in accordance with SFAS No. 109.
(4) Includes tax benefit of $1,500 related to recognition of deferred tax assets in accordance with SFAS No. 109.

Note: The Company has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company.





41     VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES

                            CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
  SunTrust Bank, Nashville, N.A.
  c/o SunTrust Bank, Atlanta, N.A.
  P.O. Box 4625
  Atlanta, Georgia 30302
  (800) 568-3476

INDEPENDENT AUDITORS
  Ernst & Young LLP
  Nashville, Tennessee

CORPORATE OFFICES
  3401 West End Avenue
  P.O. Box 24300
  Nashville, Tennessee 37202
  (615) 269-1900

NYSE SYMBOL
  VCC

ANNUAL MEETING
  The Annual Meeting of Shareholders will be held May 14, 1996, at 9:30 a.m., Nashville time, at the Nashville City Club, SunTrust Bank Building, 201 Fourth Avenue North, Nashville, Tennessee.

FORM 10-K
  A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by any stockholder by writing directly to:
  R. Gregory Lewis
  Vice President and Chief Financial Officer
  3401 West End Avenue
  P.O. Box 24300
  Nashville, Tennessee 37202

PRICE RANGE OF COMMON STOCK
  The common stock of Volunteer Capital Corporation is listed on the New York Stock Exchange under the symbol VCC. The approximate number of record holders of the Company's common stock at December 31, 1995, was 1,500. The following table summarizes the price range of the Company's common stock for each quarter of 1995 and 1994, as reported from price quotations from the New York Stock
Exchange:

                                 1995                      1994
                          ------------------       --------------------
                           Low         High          Low          High
                          ------      ------       -------      -------
   1st Quarter            $6 1/8      $ 8 1/4      $10 1/2      $14
   2nd Quarter             7 3/8       10            9 1/2       13
   3rd Quarter             9 1/8       12 1/2        6 1/2       10
   4th Quarter             8 3/8       12 3/8        5 5/8        8 1/2


43    VOLUNTEER CAPITAL CORPORATION AND SUBSIDIARIES