Form 10-K405, Exhibit 13
period 1996-12-29
VOLUNTEER CAPITAL CORP / TN /
filed 1997-03-31
CIK 103884

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                 OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

     J. Alexander's Corporation (formerly Volunteer Capital Corporation) operated 14 J. Alexander's full-service,casual dining restaurants at December 29, 1996. During 1996 the Company sold substantially all the assets of its Wendy's Old Fashioned Hamburgers restaurants. This included the sale of 52 of its 58 Wendy's restaurants to Wendy's International, Inc. in November 1996. The remaining six restaurants have been sold or closed.


     Income before income taxes of $11,451,000 for 1996 included a $9,400,000 gain on the divestiture of the Company's Wendy's operations. Income before income taxes for 1995 was $3,458,000. Restaurant operating income in the J. Alexander's division increased by $1,427,000, or 39%, in 1996, more than offsetting a $922,000 decline in the Wendy's division during the same period. This net increase in restaurant operating income combined with the gain on the sale of the Wendy's restaurant operations, more than offset $1,167,000 of increased general and administrative expenses and $745,000 of additional other expense (net interest expense plus other income). Net income in 1996 included a federal income tax provision approximating the federal statutory rate.

     Income before income taxes increased by $400,000, or 13%, in fiscal 1995 as compared to 1994. Restaurant operating income in the J. Alexander's division increased by $1,643,000, or 83%, over 1994, more than offsetting a $307,000 decline in the Wendy's division during the same period, $845,000 of increased general and administrative expenses and $91,000 of additional other expenses. Net income for 1995 and 1994 included deferred income tax benefits totalling $1,782,000 and $2,100,000, respectively, associated with the recognition of deferred tax assets for financial reporting purposes.

     Following the divestiture of the Wendy's restaurant operations, the operating revenues of the Company will be significantly reduced. As indicated in the tables below, the Wendy's division generated restaurant operating income of $7,170,000 on sales of $48,774,000 for 1996. Management reached the decision to sell the Wendy's operations because it believed focusing all of the Company's capital and resources exclusively on casual dining offers the greatest potential for long-term return for its shareholders. However, the divestiture is expected to have a negative impact on earnings for the next twelve to eighteen months before the lost revenue and operating income from the Wendy's operations can be replaced by the development of new J. Alexander's restaurants. Also, general and administrative expenses are not expected to decrease in proportion to the reduction in revenues and operating profits from the Wendy's divestiture since a large portion of these costs is related to the ongoing development of J. Alexander's restaurants.

J. ALEXANDER'S RESTAURANT OPERATIONS

     The Company operated fourteen J. Alexander's restaurants at December 29, 1996, compared with nine at December 31, 1995, and five at January 1, 1995.


                  J. Alexander's Corporation and Subsidiaries

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                 OPERATIONS

The Company intends to continue to develop new J. Alexander's restaurants at a significant rate. It is management's objective, however, to manage this growth at a pace which can be supported not only by the Company's ability to locate and acquire acceptable sites and provide the long-term capital resources needed for development, but also by its ability to recruit and develop highly qualified management personnel capable of providing the outstanding levels of food and service which management believes are critical to J. Alexander's success.

     Results of the J. Alexander's restaurant operations before allocation of other income, corporate overhead and net interest expense were as follows:

                                                                       Years Ended
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        December 29, 1996     December 31, 1995     January 1, 1995
-----------------------------------------------------------------------------------------------------------
                                                            %                     %                   %
                                              Amount    of Sales    Amount    of Sales    Amount   of Sales
-----------------------------------------------------------------------------------------------------------
Net sales                                      $42,105     100.0%    $25,594      100.0%  $14,704     100.0%
Restaurant costs and expenses:
 Cost of sales                                  14,711      34.9       9,095       35.5     5,244      35.7
 Labor and related costs                        13,152      31.2       7,748       30.3     4,581      31.2
 Depreciation and amortization of restaurant
  property and equipment                         1,884       4.5       1,033        4.0       540       3.6
 Other operating expenses                        7,312      17.4       4,099       16.0     2,363      16.1
-----------------------------------------------------------------------------------------------------------
                                                37,059      88.0      21,975       85.9    12,728      86.6
-----------------------------------------------------------------------------------------------------------
Restaurant operating income                     $5,046      12.0%    $ 3,619       14.1%  $ 1,976      13.4%
-----------------------------------------------------------------------------------------------------------


1996 COMPARED TO 1995

     Net sales for the J. Alexander's restaurants increased 65% in 1996 as compared to 1995, due primarily to the opening of new restaurants. Same store sales, which include comparable sales for all restaurants open for more than twelve months, averaged $81,400 per restaurant per week in 1996 on a base of eight restaurants, a 5.9% increase over $76,900 in 1995. The Company estimates that menu prices increased approximately 5% in 1996 and believes that the sales increases noted above reflect continued acceptance and recognition by consumers of the high level of food quality and service which J. Alexander's provides its guests.

     Restaurant operating margins for the eight restaurants open for more than twelve months showed significant improvement to 16.9% in 1996 from 14.7% in 1995. This improvement was primarily due to lower food and labor costs achieved as sales volumes increased and operations of the restaurants matured and became more efficient. Restaurant operating margins for all restaurants decreased from 14.1% in 1995 to 12.0% in 1996 due to the effect of new restaurants. In order to maximize the quality of guest service and successfully complete the extensive training and support of J. Alexander's staff, there is typically little or no advertising or promotion of new J. Alexander's restaurant openings. Management believes that this "quiet opening" approach enhances guest experiences and contributes significantly to increases in same store sales over a long period of time. Due to the slow building nature of sales and the emphasis placed on training and quality of operations during the opening months of operation, the financial performance of new restaurants typically trails that of more mature restaurants and the Company expects newly opened restaurants to experience operating losses in their initial months of operation. As a result, all operating cost categories, with the exception of food cost, increased as a percentage of sales in 1996, as compared to 1995, due to the effect of the five new restaurants which opened in 1996. Food costs decreased as a percentage of sales in 1996, as compared to 1995, due primarily to management emphasis on cost control which included negotiated purchases of beef and other foods at lower prices in 1996.


                 J. Alexander's Corporation and Subsidiaries

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

1995 COMPARED TO 1994

     Net sales for the J. Alexander's restaurants increased 74% in 1995 as compared to 1994, due primarily to the opening of new restaurants. Same store sales, on a base of five restaurants, averaged $79,400 per week, a 9.4% increase from $72,600 in 1994. The Company estimates that menu prices increased approximately 5% in 1995.

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

     Other restaurant operating expenses decreased slightly as a percentage of sales in 1995, primarily reflecting operating efficiencies achieved at higher sales levels and the favorable effects of increased menu prices, which more than offset additional rent expense related to the Ft. Lauderdale and Toledo restaurants and other operating expenses associated with the opening of the four restaurants in 1995.

WENDY'S RESTAURANT OPERATIONS

     Results of the Company's Wendy's restaurant operations before allocation of other income, corporate overhead and net interest expense are set forth in the following table. Results for 1996 include the period through November 21, 1996.

                                                                       Years Ended
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        December 29, 1996     December 31, 1995     January 1, 1995
-----------------------------------------------------------------------------------------------------------
                                                            %                     %                   %
                                              Amount    of Sales    Amount    of Sales    Amount   of Sales
-----------------------------------------------------------------------------------------------------------
Net sales                                      $48,774      100.0%   $53,694      100.0%  $50,991     100.0%
Restaurant costs and expenses:
 Cost of sales                                  17,258       35.4     18,612       34.7    17,583      34.5
 Labor and related costs                        14,222       29.2     15,407       28.7    14,391      28.3
 Depreciation and amortization of restaurant
  property and equipment                         1,074        2.2      1,907        3.5     1,694       3.3
 Royalties                                       1,952        4.0      2,149        4.0     2,041       4.0
 Other operating expenses                        7,098       14.6      7,527       14.0     6,883      13.5
-----------------------------------------------------------------------------------------------------------
                                                41,604       85.3     45,602       84.9    42,592      83.5
-----------------------------------------------------------------------------------------------------------
Restaurant operating income                    $ 7,170       14.7%   $ 8,092       15.1%  $ 8,399      16.5%
-----------------------------------------------------------------------------------------------------------


                  J. Alexander's Corporation and Subsidiaries

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

     In November 1996, the Company sold 52 of its Wendy's Old Fashioned Hamburgers restaurants to Wendy's International, Inc. for $28.3 million in cash plus the assumption of capitalized lease obligations and long-term debt totalling approximately $2.5 million. The remaining six restaurants have been sold or closed. The Company operated 58 Wendy's restaurants at December 31, 1995 and 55 restaurants at January 1, 1995.

     Total Wendy's sales decreased by $4,920,000, or 9.2%, in 1996 as compared to 1995, due primarily to the sale of substantially all of the Wendy's restaurant operations in November 1996. Sales related to the Wendy's restaurant operations increased by 5.3% in 1995 as compared to 1994, with the increase attributable entirely to new units. Since mid-1994, continued competition in the quick-service restaurant industry in general and intense retail price competition by other major hamburger chains in particular adversely impacted weighted average sales per unit which decreased by 0.7% in 1996 and 1.5% in 1995. The continuation of this trend, and the continued development of new Wendy's restaurants by other franchisees in certain of the Company's market areas were significant factors in management's decision to divest of its Wendy's operations during 1996.

     As a percentage of sales, restaurant operating income in the Wendy's division decreased from 15.1% in 1995 to 14.7% in 1996, as increases in cost of sales, labor and other operating expenses more than offset a decrease in depreciation expense. Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," no depreciation or amortization expense related to the Wendy's assets held for disposal was recorded during the last half of 1996. Restaurant operating income decreased from 16.5% of sales in 1994 to 15.1% in 1995, primarily due to an increase in the cost of paper supplies, the combined effect of increased wages and a decline in weighted average sales per unit, and increased rent associated with new unit development.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses, which include all costs above the restaurant level as well as amortization of pre-opening expenses for both the Wendy's and J. Alexander's operations, were 9.5% of sales in 1996 and 9.4% of sales in 1995. Actual general and administrative expenditures increased by $1,167,000 in 1996 as compared to 1995, primarily due to an increase of approximately $950,000 in amortization of pre-opening costs associated with development of new J. Alexander's restaurants. Approximately $450,000 of the increase in pre-opening amortization was the result of a change in the Company's amortization period for pre-opening costs from 24 months to 12 months during the fourth quarter of 1996. Total pre-opening cost amortization was $1,503,000, $658,000 and $342,000 for 1996, 1995 and 1994, respectively. As a percent of sales, general and administrative expenses decreased to 9.4% in 1995 from 10.0% in 1994, principally reflecting efficiencies achieved at higher sales levels. General and administrative expenses directly related to the Company's Wendy's operations were $2,625,000, $2,999,000 and $2,913,000 in 1996, 1995 and 1994, respectively.

OTHER INCOME (EXPENSE)

     Interest expense increased by $231,000 in 1996 as compared to 1995, as interest related to borrowings under the Company's line of credit agreement more than offset an increase in interest expense capitalized in connection with new restaurant development. Interest expense decreased by $209,000 in 1995 as compared to 1994, principally due to an increase in capitalized interest expense as a result of an increased number of store openings in 1995.

     Interest income decreased by $472,000 in 1996 as compared to 1995, and by $275,000 in 1995 as compared to 1994 primarily due to decreased investment balances resulting from the development of new restaurants.

     Expenses associated with the write-off of restaurant facilities and equipment that have been replaced in connection with various remodeling projects are reflected in "Other, net".


                  J. Alexander's Corporation and Subsidiaries

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities represents a primary source of liquidity for the Company and is also expected to be a resource for meeting future capital needs. The Company's cash flow from operations totalled $3,393,000, $7,586,000 and $5,706,000 in fiscal years 1996, 1995 and 1994, respectively. In addition, as a result of the sale of its Wendy's operations, the Company had cash and cash equivalents of $12,549,000 at December 29, 1996.

     The Company's primary investing activity has historically been capital expenditures for the development and maintenance of its restaurants. Capital expenditures totalled $22,589,000, $20,255,000 and $11,276,000 for 1996, 1995
and 1994, respectively.

     Capital expenditures for J. Alexander's restaurants totalled $20,605,000, $15,503,000 and $7,368,000 in 1996, 1995 and 1994, respectively, and were primarily for the development of new restaurants. Capital expenditures for the Wendy's division were $1,717,000, $4,640,000 and $3,868,000 for 1996, 1995 and
1994, respectively, and included facilities upgrades and miscellaneous equipment replacements as well as the development of three new restaurants in both 1995 and in 1994.

     Management expects the primary needs for capital resources in the future will be for the development of new J. Alexander's restaurants and for the maintenance of existing restaurants. Management may also consider acquisitions of additional restaurants similar to J. Alexander's.

     The Company plans to open five J. Alexander's restaurants in 1997, four of which are currently under development in Tampa, Florida; Denver, Colorado; San Antonio, Texas; and Livonia, Michigan. The Company estimates that its capital expenditures for 1997 will total approximately $22,000,000. The capital expenditures for restaurants include the cost of constructing and equipping the restaurant and, if the land on which a restaurant is located is purchased, the cost of purchasing the land and associated site work. Based upon the Company's cost experience in developing restaurants and the Company's current estimates of cost levels, the Company believes that the cost of constructing a J. Alexander's building will range from approximately $1,650,000 to $1,850,000. The Company is also developing a lower cost building, anticipated to range from $1,300,000 to $1,400,000, for use in selected markets beginning in 1998.
The Company estimates that the cost of equipping a J. Alexander's restaurant will range from $650,000 to $700,000. Currently, the principal variable in the cost of a restaurant is the decision to own or lease a restaurant site and if a decision is made to own the site, the cost of land in the proposed market. In general, the Company prefers to own its sites because of the long-term value of owning such an asset. For restaurants opened during 1996, the cost of land ranged from $800,000 to $1,200,000. In addition, site preparation and improvement costs are expected to range from approximately $275,000 to $350,000 per restaurant. Management estimates that pre-opening costs will range from $250,000 to $300,000 per restaurant.


                  J. Alexander's Corporation and Subsidiaries

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


     The Company does not have significant capital needs for purposes other than restaurant development. Maturities of long-term debt through 1997 are relatively small because the Company has previously purchased in the market a sufficient amount of its convertible subordinated debentures to meet sinking fund requirements through that date. Further, since requirements for funding accounts receivable and inventories are relatively small, the Company does not have significant working capital needs. The Company obtained a $30,000,000 line of credit during the third quarter of 1995 and began using a portion of this line to fund restaurant development during the first quarter of 1996. The Company utilized a portion of the $28,764,000 in proceeds from the sale of its Wendy's restaurant operations to pay off the $12,544,000 balance outstanding under the line of credit agreement and there was no balance outstanding as of December 29, 1996. Borrowings under the agreement become due on July 1, 1998 unless the Company exercises its option to convert amounts outstanding under the line of credit to a seven year term loan.

     The Company believes that existing cash and cash equivalents, together with cash flow from operations and amounts available for borrowing under its line of credit, will be sufficient to fund the development of its J. Alexander's restaurants for all of 1997 and a portion of 1998.

INCOME TAXES

     Under the provisions of SFAS No. 109 "Accounting for Income Taxes", the Company had gross deferred tax assets of $4,285,000 and $6,006,000 and gross deferred tax liabilities of $1,492,000 and $470,000 at December 29, 1996 and December 31, 1995, respectively. The deferred tax assets at December 29, 1996 relate primarily to $2,846,000 of net operating loss carryforwards and $1,840,000 of tax credit carryforwards available to reduce future federal income taxes.

     The recognition of deferred tax assets depends on the anticipated existence of taxable income in future periods in amounts sufficient to realize the assets. A valuation allowance must be used to reduce the deferred tax asset if such future income is not likely to be generated. In 1995 and 1994, the beginning of the year valuation allowance was reduced by $2,085,000 (of which $303,000 was credited to additional paid-in capital) and $2,100,000, respectively, reflecting a change in circumstances which resulted in a judgment that a corresponding amount of the Company's deferred tax assets will be realized in future years. The valuation allowance decreased by $3,071,000 (including the $2,085,000 decrease discussed above) and $2,659,000 (including the $2,100,000 decrease discussed above) during 1995 and 1994, respectively, as the result of changes in the deferred tax items. In 1995, management concluded that future taxable income should be sufficient to realize all of the Company's deferred tax assets based on the projected future earnings of the Company, and therefore, a valuation allowance was not established as of December 31, 1995 and such an allowance has not been deemed necessary during 1996. Approximately $8.2 million of future taxable income would be needed to realize the $2,793,000 net deferred tax asset at December 29, 1996. The Company's tax credit carryforwards expire in the years 1998 through 2001 while the net operating loss carryforwards expire in the years 2000 through 2004.

     Due to the Company's having recognized all of its deferred tax assets in 1995, earnings for the year ended December 29, 1996 were taxed at an effective rate of 37.1%. As a result of the Wendy's disposal, and due to the impact of Federal FICA tax credits for tipped wages, management anticipates that earnings for 1997 will be taxed at an effective rate of approximately 25%.


                  J. Alexander's Corporation and Subsidiaries

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

IMPACT OF ACCOUNTING CHANGES

     There are no pending accounting pronouncements that, when adopted, are expected to have a material effect on the Company's results of operations or its financial condition.

IMPACT OF INFLATION AND OTHER FACTORS

     Virtually all of the Company's costs and expenses are subject to normal inflationary pressures and the Company is continually seeking ways to cope with their impact. By owning a number of its properties, the Company avoids certain increases in occupancy costs. New and replacement assets will likely be acquired at higher costs but this will take place over many years. In general, the Company tries to offset increased costs and expenses through additional improvements in operating efficiencies and by increasing menu prices over time, as permitted by competition.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     The foregoing discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto. All references are to fiscal years unless otherwise noted.The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations relating to certain matters involve risks and uncertainties, including anticipated financial performance, business prospects, anticipated capital expenditures and other similar matters, which reflect management's best judgment based on factors currently known. Actual results and experience could differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements as a result of a number of factors, including but not limited to those discussed in the Company's Annual Report on Form 10-K. Forward-looking information provided by the Company pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. In addition, the Company disclaims any intent or obligation to update these forward-looking statements.


                  J. Alexander's Corporation and Subsidiaries

                      CONSOLIDATED STATEMENTS OF INCOME



                                                          Years Ended
----------------------------------------------------------------------------------
                                             December 29  December 31   January 1
                                                1996         1995         1995
----------------------------------------------------------------------------------
Net sales                                    $90,879,000  $79,288,000  $65,695,000
Costs and expenses:
 Cost of sales                                31,969,000   27,707,000   22,827,000
 Restaurant labor and related costs           27,374,000   23,155,000   18,972,000
 Depreciation and amortization of restaurant
  property and equipment                       2,958,000    2,940,000    2,234,000
 Royalties                                     1,952,000    2,149,000    2,041,000
 Other operating expenses                     14,410,000   11,626,000    9,246,000
----------------------------------------------------------------------------------
     Total restaurant operating expenses      78,663,000   67,577,000   55,320,000
----------------------------------------------------------------------------------
 Income from restaurant operations            12,216,000   11,711,000   10,375,000
 General and administrative expenses           8,603,000    7,436,000    6,591,000
 Gain on Wendy's disposition                   9,400,000           --           --
----------------------------------------------------------------------------------
 Operating income                             13,013,000    4,275,000    3,784,000
----------------------------------------------------------------------------------
 Other income (expense):
  Interest expense                            (1,647,000)  (1,416,000)  (1,625,000)
  Interest income                                107,000      579,000      854,000
  Other, net                                     (22,000)      20,000       45,000
----------------------------------------------------------------------------------
     Total other income (expense)             (1,562,000)    (817,000)    (726,000)
----------------------------------------------------------------------------------
Income before income taxes                    11,451,000    3,458,000    3,058,000
Income tax (provision) benefit                (4,243,000)   1,558,000    1,772,000
----------------------------------------------------------------------------------
Net income                                   $ 7,208,000  $ 5,016,000  $ 4,830,000
----------------------------------------------------------------------------------
Earnings per share:
 Primary                                     $      1.32  $       .92  $       .90
 Fully diluted                               $      1.26  $       .92  $       .90
----------------------------------------------------------------------------------
Weighted average number of shares:
 Primary                                       5,470,000    5,478,000    5,381,000
 Fully diluted                                 6,350,000    5,479,000    5,381,000
----------------------------------------------------------------------------------


See notes to consolidated financial statements.


                  J. Alexander's Corporation and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS


                                                                                    December 29  December 31
                                                                                         1996       1995
------------------------------------------------------------------------------------------------------------
                                     ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                                          $12,549,000  $ 2,234,000
 Short-term investments                                                                      --      505,000
 Accounts and notes receivable, including current portion of direct
  financing leases, net of allowances for possible losses                               120,000      313,000
 Inventories at lower of cost (first-in, first-out method) or market                    534,000      848,000
 Deferred income taxes                                                                1,364,000    1,541,000
 Net assets held for disposal                                                           618,000           --
 Prepaid expenses and other current assets                                              369,000      484,000
------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                             15,554,000    5,925,000
OTHER ASSETS
 Direct financing leases, net of unearned income of $146,000 and $245,000 at
  December 29, 1996, and December 31, 1995, respectively, and current portion           293,000      379,000
 Other                                                                                  904,000      712,000
------------------------------------------------------------------------------------------------------------
                                                                                      1,197,000    1,091,000
Property and Equipment, at cost, less allowances for depreciation and amortization   47,016,000   46,915,000
Deferred Income Taxes                                                                 1,429,000    3,995,000
Deferred Charges, less accumulated amortization of $2,326,000
 and $2,008,000 at December 29, 1996, and December 31, 1995, respectively             1,631,000    2,214,000
------------------------------------------------------------------------------------------------------------
                                                                                    $66,827,000  $60,140,000
------------------------------------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Accounts payable                                                                   $ 3,748,000  $ 3,704,000
 Accrued expenses and other current liabilities                                       6,023,000    4,151,000
 Current portion of long-term debt and obligations under capital leases                  54,000      297,000
------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                         9,825,000    8,152,000
Long-Term Debt and Obligations Under Capital Leases, (including $1,984,000
 due to a related party at December 31, 1995) net of portion classified as current   15,930,000   18,512,000
Deferred Compensation and Other Deferred Credits                                        611,000      501,000
Stockholders' Equity
 Common Stock, par value $.05 per share: Authorized l0,000,000 shares;
  issued and outstanding 5,322,507 and 5,276,972 shares at
  December 29, 1996, and December 31, 1995, respectively                                266,000      264,000
 Preferred Stock, no par value: Authorized 1,000,000 shares; none issued                     --           --
 Additional paid-in capital                                                          29,475,000   29,199,000
 Retained earnings                                                                   11,748,000    4,540,000
------------------------------------------------------------------------------------------------------------
                                                                                     41,489,000   34,003,000
 Note receivable -- Employee Stock Ownership Plan                                    (1,028,000)  (1,028,000)
------------------------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                                       40,461,000   32,975,000
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------
                                                                                    $66,827,000  $60,140,000
------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.



                 J. Alexander's Corporation and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                     Years Ended
-------------------------------------------------------------------------------------------------
                                                         December 31   December 31,   January 1
                                                             1996          1995          1995
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income                                              $  7,208,000  $  5,016,000  $  4,830,000
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization of property and equipment   3,096,000     3,033,000     2,317,000
  Amortization of deferred charges                          1,578,000       611,000       443,000
  Employee Stock Ownership Plan expense                            --       172,000       170,000
  Gain on Wendy's disposition                              (9,400,000)           --            --
  Deferred income tax provision (benefit)                   2,441,000    (1,782,000)   (2,100,000)
  Other, net                                                  195,000       192,000       172,000
  Changes in assets and liabilities:
    Decrease (increase) in accounts receivable                135,000      (147,000)      (80,000)
    Increase in inventories                                   (78,000)     (271,000)      (70,000)
    Decrease (increase) in prepaid expenses and
     other current assets                                     115,000      (269,000)       63,000
    Increase in deferred charges                           (1,377,000)   (1,111,000)     (773,000)
    Increase in accounts payable                                4,000       615,000       511,000
    (Decrease)increase in accrued expenses and other
     current liabilities                                     (634,000)    1,432,000       207,000
    Increase in deferred credits                              110,000        95,000        16,000
-------------------------------------------------------------------------------------------------
     Net Cash Provided by Operating Activities              3,393,000     7,586,000     5,706,000

INVESTING ACTIVITIES
 Proceeds from maturities and sales of investments            505,000     1,005,000     1,507,000
 Purchase of property and equipment                       (22,132,000)  (20,909,000)  (10,376,000)
 Proceeds from sale of Wendy's restaurant operations       28,764,000            --            --
 Other, net                                                   (78,000)      (37,000)      (13,000)
-------------------------------------------------------------------------------------------------
     Net Cash Provided (Used) by Investing Activities       7,059,000   (19,941,000)   (8,882,000)
FINANCING ACTIVITIES
 Proceeds under bank line of credit agreement              12,544,000            --            --
 Payments under bank line of credit agreement             (12,544,000)           --            --
 Payments on long-term debt and obligations
  under capital leases                                       (415,000)     (393,000)     (381,000)
 Sale of stock and exercise of stock options                  278,000       180,000       604,000
-------------------------------------------------------------------------------------------------
     Net Cash (Used) Provided by Financing Activities        (137,000)     (213,000)      223,000
Increase (Decrease) in Cash and Cash Equivalents           10,315,000   (12,568,000)   (2,953,000)
Cash and cash equivalents at beginning of year              2,234,000    14,802,000    17,755,000
-------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                 $ 12,549,000  $  2,234,000  $ 14,802,000
-------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


                 J. Alexander's Corporation and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                  Note
                                                                              Receivable--
                                                                                Employee
                                                   Additional     Retained       Stock          Total
                            Outstanding   Common     Paid-In      Earnings     Ownership    Stockholders'
                              Shares      Stock      Capital     (Deficit)        Plan         Equity
---------------------------------------------------------------------------------------------------------
Balances at
 January 2, 1994              5,117,249  $256,000  $28,120,000   $(5,306,000)  $(1,370,000)   $21,700,000
Exercise of stock options
 and sale of stock under
 Employee Stock
 Purchase Plan                  123,232     6,000      598,000            --            --        604,000
Reduction of note
 receivable --
 Employee Stock
 Ownership Plan                      --        --           --            --       170,000        170,000
Net income                           --        --           --     4,830,000            --      4,830,000
---------------------------------------------------------------------------------------------------------
Balances at
 January 1, 1995              5,240,481   262,000   28,718,000      (476,000)   (1,200,000)    27,304,000
Exercise of stock
 options, including
 tax benefits, and sale
 of stock under
 Employee Stock
 Purchase Plan                   36,491     2,000      481,000            --            --        483,000
Reduction of note
 receivable --
 Employee Stock
 Ownership Plan                      --        --           --            --       172,000        172,000
Net income                           --        --           --     5,016,000            --      5,016,000
---------------------------------------------------------------------------------------------------------
Balances at
 December 31, 1995            5,276,972   264,000   29,199,000     4,540,000    (1,028,000)    32,975,000
Exercise of stock options,
 including tax benefits,
 and sale of stock under
 Employee Stock
 Purchase Plan                   45,535     2,000      276,000            --            --        278,000
Net income                           --        --           --     7,208,000            --      7,208,000
---------------------------------------------------------------------------------------------------------
Balances at
 December 29, 1996            5,322,507  $266,000  $29,475,000   $11,748,000   $(1,028,000)   $40,461,000
---------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


                 J. Alexander's Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the l996 presentation.

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

     The aggregate fair value of short-term investments and investment securities was approximately $511,000 at December 31, 1995. Cash equivalents of $10,066,000 and $1,005,000 at December 29, 1996, and December 31, 1995,
respectively, consisted principally of commercial paper, banker's acceptances and federal government agency securities and were carried at cost, which approximates fair value.

     Property and Equipment: Depreciation and amortization are provided on the straight-line method over the following estimated useful lives: buildings-20 to 25 years, restaurant and other equipment-three to l0 years, and capital leases and leasehold improvements-lesser of life of assets or terms of leases.

     Deferred Charges: Costs in excess of net assets acquired are being amortized over periods of 20 to 40 years using the straight-line method. Debt issue costs are amortized principally by the interest method over the life of the related debt. Wendy's Old Fashioned Hamburgers franchise costs were amortized over 20 years using the straight-line method.

     Income Taxes: The Company accounts for income taxes under the liability method required by Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". SFAS No. 109 requires that deferred tax assets and liabilities be established based on the difference between the financial statement and income tax bases of assets and liabilities measured at tax rates that will be in effect when the differences reverse. Realization of deferred tax assets, which relate primarily to operating loss and tax credit carryforwards, is dependent on future earnings from existing and new restaurants.

     Earnings Per Share: The computations of earnings per share are based on the weighted average number of common shares outstanding after considering the effect of stock options using the treasury stock method. Shares issuable upon the conversion of convertible subordinated debentures were included in the 1996 computation of fully diluted earnings per share using the "if-converted" method. Such shares have not been included for 1995 and 1994 as the effect of their inclusion would be antidilutive.

     Pre-opening Costs: Costs of hiring and training personnel and certain other costs relating to a new restaurant have historically been capitalized and generally amortized over the restaurant's first 12 months (Wendy's) or 24 months (J. Alexander's) of operations. During the fourth quarter of 1996, the Company changed its amortization period from 24 months to 12 months relative to its J. Alexander's restaurants, resulting in approximately $450,000 of additional pre-opening amortization during 1996. At December 29, 1996, and December 31, 1995, pre-opening costs totalled $1,379,000 and $1,026,000, respectively, net of accumulated amortization of $493,000 and $651,000.




                 J. Alexander's Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        CASH AND CASH EQUIVALENTS: The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

        SHORT-TERM INVESTMENT: At December 31, 1995, this investment was classified as held to maturity and reported at amortized cost. Fair value was estimated from quoted market prices.

        LONG-TERM DEBT: The carrying amount of the Company's borrowings with variable interest rates approximates their fair value. The fair value of the Company's convertible subordinated debentures was determined based on quoted market prices (see Note D). Due to the immaterial amounts involved, fair value of other fixed rate long-term debt was estimated to approximate its carrying amount.

        CONTINGENT LIABILITIES: In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations and the disposition of its Wendy's restaurant operations, the Company remains secondarily liable for certain real and personal property leases. The Company does not believe it is practicable to estimate the fair value of these contingencies and does not believe any significant loss is likely.

   DEVELOPMENT COSTS: Certain direct and indirect costs are capitalized in conjunction with acquiring and developing new J. Alexander's restaurant sites and amortized over the life of the related building. Development costs capitalized during 1996 and 1995 totalled $335,000 and $182,000, respectively. No such costs were capitalized relative to J. Alexander's prior to 1995.

   SELF-INSURANCE: The Company is generally self-insured, subject to stop-loss limitations, for losses and liabilities related to its group medical plan and, for portions of 1994 through 1996, except for the state of Ohio, for workers' compensation claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain estimation processes applicable to the insurance industry and, where applicable, based on Company experience.

   ADVERTISING COSTS: The Company charges costs of production and distribution of advertising to expense at the time the costs are incurred. Advertising expense was $1,778,000, $1,980,000 and $1,807,000 in 1996, 1995
and 1994, respectively.

   STOCK BASED COMPENSATION: The Company accounts for its stock compensation arrangements in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and, accordingly, typically recognizes no compensation expense for such arrangements.

   USE OF ESTIMATES IN FINANCIAL STATEMENTS: Judgment and estimation are utilized by management in certain areas in the preparation of the Company's financial statements. Some of the more significant areas include reserves for self-insurance of group medical claims and workers' compensation benefits and, for 1996, accruals related to the exit of the Wendy's business. Management believes that such estimates have been based on reasonable assumptions and that such reserves are adequate.

   IMPAIRMENT: In March 1995, the FASB issued Statement No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Accordingly, when indicators of impairment are present, the Company periodically evaluates the carrying value of property and equipment and intangibles.



                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B--SALE OF WENDY'S RESTAURANT OPERATIONS

     In November 1996, the Company sold 52 of its 58 Wendy's Old Fashioned Hamburgers restaurants to Wendy's International, Inc. (WI) for $28.3 million in cash plus the assumption of capitalized lease obligations and long-term debt totalling approximately $2.5 million. This transaction generated a pre-tax gain of $9.4 million. Of the six restaurants not sold as part of the November 1996 transaction, four were closed, one was destroyed by fire and one was purchased by WI in February 1997 for approximately $300,000 in cash.

     In accordance with Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,"the Company recorded expenses totalling $542,000 during the third quarter of 1996 relative to accrued termination benefits ($450,000) and accrued liabilities associated with the settlement of lease obligations. Management provided for 21 employees eligible for termination benefits as a result of the Company's exit from the Wendy's business. The Company recorded additional costs during the fourth quarter of 1996 including provisions for additional sevrance, insurance claims and other expenses and contingencies totalling approximately $1,849,000 which were included in the determination of the gain on the sale of the Wendy's restaurant operations. During the fourth quarter of 1996, the Company paid $987,000 related to the exit of the Wendy's business. At December 29, 1996, the Company maintains accruals related to the exit of the Wendy's business totalling $2,029,000.

     In accordance with SFAS No. 121, the assets held for disposal have been measured at the lower of carrying amount or fair value less the estimated cost to sell. Under the provisions of SFAS No. 121, depreciation and amortization are not recorded during the period in which assets are being held for disposal. Accordingly, no depreciation expense was recorded subsequent to July 3, 1996, the measurement date for the transaction, relative to assets utilized in the Wendy's operations.

     The unaudited pro forma information for the periods set forth below give effect to the transaction as if it had occurred at the beginning of each period.The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the sale of Wendy's restaurant operations been consummated as of that time.


                                    Years Ended
                              ------------------------
                              December 29  December 31
                                  1996         1995
------------------------------------------------------
Net sales                     $42,105,000  $25,594,000
Net (loss) income             $  (956,000) $ 2,230,000
(Loss) earnings per share     $      (.18) $       .41
------------------------------------------------------



                 J. Alexander's Corporation and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C-PROPERTY AND EQUIPMENT

Balances of major classes of property and equipment are as follows:


                                                                     December 29  December 31
                                                                        1996         1995
---------------------------------------------------------------------------------------------
Land                                                                 $ 9,696,000  $ 9,810,000
Buildings                                                             21,482,000   22,049,000
Buildings under capital leases                                           276,000    3,193,000
Leasehold improvements                                                 5,901,000   10,910,000
Restaurant and other equipment                                        10,165,000   17,119,000
Construction in progress (estimated additional cost to complete at
 December 29, 1996, $4,610,000)                                        4,063,000    4,495,000
---------------------------------------------------------------------------------------------
                                                                      51,583,000   67,576,000
Less allowances for depreciation and amortization                      4,567,000   20,661,000
---------------------------------------------------------------------------------------------
                                                                     $47,016,000  $46,915,000
---------------------------------------------------------------------------------------------


NOTE D--LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

     Long-term debt and obligations under capital leases at December 29, 1996, and December 31, 1995, are summarized below:

                                                         December 29, 1996       December 31, 1995
-----------------------------------------------------------------------------------------------------
                                                        Current    Long-Term    Current    Long-Term
Convertible Subordinated Debentures,
 8.25%, due 2003                                         $    --  $15,614,000   $     --  $15,614,000
Mortgage and installment notes, at fixed and variable
 interest rates, ranging from 9.75% to 12.00%,
 secured by properties with a carrying value
 of $2,655,000 at December 31, 1995                           --           --     33,000    2,011,000
Obligations under capital leases, 9.75% to
 11.50% interest, payable through 2005                    54,000      316,000    264,000      887,000
-----------------------------------------------------------------------------------------------------
                                                         $54,000  $15,930,000   $297,000  $18,512,000
-----------------------------------------------------------------------------------------------------

     Required sinking fund payments for the five years succeeding December 29, 1996, are as follows: 1997 - none; 1998 - $1,864,000; 1999 - $1,875,000;
2000 - $1,875,000; 2001 - $1,875,000.

     The Convertible Subordinated Debentures due 2003 are convertible into common stock of the Company at any time prior to maturity at $17.75 per share, subject to adjustment in certain events. At December 29, 1996, 879,662 shares of common stock were reserved for issuance upon conversion of the outstanding debentures. The debentures are redeemable upon not less than 30 days' notice at the option of the Company, in whole or in part, at 100% of the principal amount, together with accrued interest to the redemption date. The effective interest rate on the debentures is 8.68%. The Debenture Indenture provides for annual sinking fund payments commencing June 1, 1993, which will retire at least 75% of the original $25,000,000 principal amount of debentures prior to maturity. The Company has previously purchased a portion of the debentures on the open market which, pursuant to the terms of the Debenture Indenture, will be used in satisfaction of future sinking fund requirements and are sufficient to satisfy those requirements through 1997.


                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     During 1995, the Company entered into an unsecured bank line of credit agreement which provides for up to $30,000,000 of revolving credit for the purpose of financing future capital expenditures. Interest is payable monthly with the interest rate, at the Company's option, at the bank's prime rate or the bank's LIBOR rate plus 1.5% or 2.5%, depending on compliance with certain ratios set forth in the agreement. In addition, a fee of 1/4% on any unused portion of the facility is payable on a quarterly basis. All amounts due under the agreement become due July 1, 1998, unless the Company exercises its option to convert amounts outstanding under the line of credit to a seven year term loan. The agreement requires the Company to meet certain restrictive financial and other covenants, including limitation on other borrowing, all of which were met at both December 29, 1996 and December 31, 1995. No borrowings were outstanding under the agreement as of December 29, 1996 or December 31, 1995.

     Cash interest payments amounted to $2,033,000 , $1,732,000 and $1,728,000, in 1996, 1995 and 1994, respectively. Interest costs of $386,000,
$316,000 and $118,000 were capitalized as part of building and leasehold costs in 1996, 1995, and 1994, respectively.

     The carrying value and estimated fair value of the Company's long-term debt totalled $15,614,000 and $15,146,000, respectively, at December 29, 1996.

NOTE E -- LEASES

     At December 29, 1996, the Company was lessee under both ground leases (the Company leases the land and builds its own buildings) and improved leases (lessor owns the land and buildings) for restaurant locations. These leases are operating leases except for the building portions of the improved leases which are typically capital leases.

     Real estate lease terms are generally for 15 to 25 years and, in many cases, provide for rent escalations and for one or more five-year renewal options. The Company is generally obligated for the cost of property taxes, insurance and maintenance. Certain real property leases provide for contingent rentals based upon 5% of net sales. In addition, the Company is lessee under other noncancelable operating leases, principally for office space.

     Accumulated amortization of buildings under capital leases totalled $201,000 at December 29, 1996, and $2,736,000 at December 31, 1995.
Amortization of leased assets is included in depreciation and amortization expense.

  Total rental expense amounted to:

                                                       Years Ended
------------------------------------------------------------------------------
                                          December 29  December 31  January 1
                                             1996         1995        1995
-----------------------------------------------------------------------------
Minimum rentals under operating leases   $1,996,000   $1,800,000  $1,292,000
Contingent rentals                          366,000      395,000     404,000
Less: Sublease rentals                     (264,000)    (313,000)   (314,000)
------------------------------------------------------------------------------
                                         $2,098,000   $1,882,000  $1,382,000
------------------------------------------------------------------------------



                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 29, 1996, future minimum lease payments under capital leases and noncancelable operating leases with initial terms of one year or more are as follows:

                                                           Capital    Operating
                                                           Leases       Leases
-------------------------------------------------------------------------------
1997                                                     $  92,000  $   934,000
1998                                                        89,000      940,000
1999                                                        69,000      915,000
2000                                                        56,000      922,000
2001                                                        56,000      932,000
Thereafter                                                 173,000    8,960,000
-------------------------------------------------------------------------------
                                  Total minimum payments   535,000  $13,603,000
-------------------------------------------------------------------------------
                                   Less imputed interest  (165,000)
-------------------------------------------------------------------------------
                Present value of minimum rental payments   370,000
-------------------------------------------------------------------------------
            Less current maturities at December 29, 1996   (54,000)
-------------------------------------------------------------------------------
              Long-term obligations at December 29, 1996 $ 316,000
-------------------------------------------------------------------------------


     Minimum future rentals receivable under subleases for operating leases at December 29, 1996, amounted to $2,004,000.

     In addition to the leases summarized above, the Company historically leased five previously owned Wendy's restaurant properties from a corporation principally owned by a Director of the Company and his wife at an aggregate minimum annual rental of approximately $265,000 plus contingent rentals based on sales. Contingent rent payments totalled $43,000, $49,000 and $54,000 in 1996, 1995 and 1994, respectively. These leases were assigned to WI in November 1996.

NOTE F -- INCOME TAXES

     At December 29, 1996, the Company had net operating loss carryforwards of $2,846,000 for income tax purposes that expire in the years 2000 through 2004. Tax credit carryforwards (consisting primarily of investment tax credits which expire in the years 1998 through 2001) of $1,840,000 are also available to reduce future federal income taxes.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 29, 1996, and December 31, 1995, are as follows:


                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                   December 29  December 31
                                       1996         1995
----------------------------------------------------------
Deferred tax liabilities:
 Tax over book depreciation        $  653,000   $   26,000
 Pre-opening costs                    301,000      368,000
 Other -- net                         538,000       76,000
----------------------------------------------------------
    Total deferred tax liabilities  1,492,000      470,000
----------------------------------------------------------
Deferred tax assets:
 Capital/finance leases                 8,000      107,000
 Deferred compensation accruals       178,000      158,000
 Self-insurance accruals               67,000       58,000
 Wendy's disposition accruals         927,000           --
 Net operating loss carryforwards     968,000    3,410,000
 Tax credit carryforwards           1,840,000    1,999,000
 Other -- net                         297,000      274,000
----------------------------------------------------------
    Total deferred tax assets       4,285,000    6,006,000
----------------------------------------------------------
 Net deferred tax assets           $2,793,000   $5,536,000
----------------------------------------------------------


     Management has evaluated the need for a valuation allowance for all, or a portion of, the deferred tax assets for 1996 and believes that all of the deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences within the carryforward period and the future earnings of the Company.

     In 1995 and 1994, the beginning of the year valuation allowance was reduced by $2,085,000 (of which $303,000 was credited to additional paid-in capital) and $2,100,000, respectively, reflecting a change in circumstances which resulted in a judgment that a corresponding amount of the Company's deferred tax assets will be realized in future years. The valuation allowance decreased by $3,071,000 (including the $2,085,000 decrease discussed above) and $2,659,000 (including the $2,100,000 decrease discussed above) during 1995 and 1994, respectively, as the result of changes in the deferred tax items.

Significant components of the income tax provision (benefit) are as follows:



                                                   Years Ended
----------------------------------------------------------------------------
                                       December 29   December 31   January 1
                                          1996          1995          1995
----------------------------------------------------------------------------
Currently payable:
 Federal                              $1,100,000   $    80,000   $    66,000
 State                                   702,000       144,000       262,000
----------------------------------------------------------------------------
    Total                              1,802,000       224,000       328,000
Deferred                               2,441,000    (1,782,000)   (2,100,000)
----------------------------------------------------------------------------
Income tax provision (benefit)        $4,243,000   $(1,558,000)  $(1,772,000)
----------------------------------------------------------------------------



                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's consolidated effective tax rate differed from the federal statutory rate as set forth in the following table:

                                                                          Years Ended
----------------------------------------------------------------------------------------------------
                                                             December 29  December 31    January 1
                                                                1996          1995          1995
----------------------------------------------------------------------------------------------------
Tax expense computed at federal statutory rate (34%)          $3,893,000   $ 1,176,000   $ 1,040,000
State and local income taxes                                     463,000       144,000       262,000
Alternative minimum tax                                               --        80,000        66,000
Non-deductible expenses                                          121,000        19,000        23,000
Benefit of net operating loss carryforwards and tax credits     (234,000)   (1,195,000)   (1,063,000)
Recognition of deferred tax assets                                    --    (1,782,000)   (2,100,000)
----------------------------------------------------------------------------------------------------
Income tax provision (benefit)                                $4,243,000   $(1,558,000)  $(1,772,000)
----------------------------------------------------------------------------------------------------


     Income tax payments were $1,098,000, $175,000 and $338,000 in 1996, 1995 and 1994, respectively.

NOTE G -- STOCK OPTIONS AND BENEFIT PLANS

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

     A summary of options under the Company's option plans is as follows:


                                                                                       Weighted
                                                                                       Average
                                                                                       Exercise
Options                                                        Shares   Option Prices   Price
-----------------------------------------------------------------------------------------------
Outstanding at January 2, 1994                                 427,056   $1.38-$10.50     $4.88
 Issued                                                        121,100     7.25-13.00      7.68
 Exercised                                                    (106,366)     1.38-5.88      4.61
 Expired or cancelled                                             (366)    1.38-10.38      6.29
-----------------------------------------------------------------------------------------------
Outstanding at January 1, 1995                                 441,424     1.38-13.00      5.71
 Issued                                                        146,700      7.56-9.75      9.63
 Exercised                                                     (15,166)     1.38-7.63      1.95
 Expired or cancelled                                          (10,250)    7.25-11.50      9.39
-----------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                               562,708     1.38-13.00      6.85
 Issued                                                          5,000           9.88      9.88
 Exercised                                                     (26,521)     1.38-7.25      4.96
 Expired or cancelled                                          (11,900)    7.25-10.38      9.20
-----------------------------------------------------------------------------------------------
Outstanding at December 29, 1996                               529,287   $1.38-$13.00     $6.83
-----------------------------------------------------------------------------------------------



                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options exercisable and shares available for future grant are as follows:

                                                             December 29          December 31        January 1
                                                                1996                  1995             1995
-------------------------------------------------------------------------------------------------------------
Options exercisable                                            380,734              313,393           257,109
Shares available for grant                                     228,850              226,450           368,100
-------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 29, 1996:

                     Options Outstanding                                            Options Exercisable
-------------------------------------------------------------------------------------------------------------
                     Number                                                       Number
                     Outstanding At       Weighted             Weighted           Exercisable at   Weighted
Range of             December 29,         Average Remaining    Average Exercise   December 29,     Average
Exercise Prices      1996                 Contractual Life     Price              1996         Exercise Price
-------------------------------------------------------------------------------------------------------------
$1.38-$3.81          172,503              2.5 years            $ 1.97            172,503            $ 1.97
 7.25- 7.88          120,934              6.2 years              7.43             67,996              7.45
 9.75- 10.50         229,350              6.3 years             10.04            134,235             10.24
 11.69- 13.00          6,500              7.3 years             11.99              6,000             11.91
-------------------------------------------------------------------------------------------------------------
$1.38-$13.00         529,287                                                     380,734
-------------------------------------------------------------------------------------------------------------


     Options exercisable at December 31, 1995 and January 1, 1995 had weighted average exercise prices of $4.94 and $3.67, respectively.

     In October 1995, the Financial Accounting Standards Board issued SFAS
No. 123 "Accounting for Stock Based Compensation". This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees," the former standard. The Company has elected to follow APB No. 25 and related Interpretations in accounting for its stock compensation plans because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.85% and 6.43%; no annual dividend yield; volatility factors of .3812 and .3849 based on monthly closing prices since August, 1990; and an expected option life of 10 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                    Years Ended
                              ------------------------
                              December 29  December 31
                                 1996        1995
------------------------------------------------------
Pro forma net income          $7,009,000   $4,889,000
Pro forma earnings per share
 Primary                      $     1.28   $      .89
 Fully diluted                $     1.23   $      .89


     Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997. The weighted average fair value per share for options granted during 1996 and 1995 totaled $6.27 and $6.05, respectively.

     The Company has an Employee Stock Purchase Plan under which 91,307 shares of the Company's common stock are available for issuance. Shares issued under the plan totaled 19,014, 21,335 and 16,877, in 1996, 1995 and 1994, respectively.

     The Company has a Salary Continuation Plan which provides retirement and death benefits to certain key employees. The expense recognized under this plan was $67,000, $61,000 and $54,000 in 1996, 1995 and 1994, respectively.

     The Company has a Savings Incentive and Salary Deferral Plan under
Section 401(k) of the Internal Revenue Code which allows qualifying employees to defer a portion of their income on a pre-tax basis through contributions to the plan. All Company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. For each dollar of participant contributions, up to 3% of each participant's salary, the Company makes a minimum 10% matching contribution to the plan. For 1996, 1995 and 1994, the Company made a 20% matching contribution to the plan and recognized expense of $24,000, $23,000 and $19,000, respectively.

NOTE H -- EMPLOYEE STOCK OWNERSHIP PLAN

     In 1992, the Company established an Employee Stock Ownership Plan (ESOP) by purchasing 457,055 shares of Company common stock from the Massey Company, a trust created by the late Jack C. Massey, the Company's former Board Chairman, and the Jack C. Massey Foundation at $3.75 per share for an aggregate purchase price of $1,714,000. The Company funded the ESOP by loaning it an amount equal to the purchase price, with the loan secured by a pledge of the unallocated stock held by the ESOP. Terms of the original ESOP note call for repayment in ten annual principal payments of approximately $172,000 plus interest on the outstanding principal balance at an annual rate of 9%. The Company made contributions to the ESOP in 1995 and 1994, allowing the ESOP to make its scheduled loan repayments to the Company and resulting in annual net compensation expense to the Company of $172,000 and $170,000, respectively, with corresponding reductions in the ESOP note receivable. The note receivable from the ESOP has been reported as a reduction from the Company's stockholders' equity.

     Due to the sale of its Wendy's restaurant operations, the Company is in the process of modifying its loan to the ESOP and elected not to make a contribution to the ESOP in 1996. As a result, no ESOP expense was reflected in 1996.

                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     All company employees with at least 1,000 hours of service during the twelve month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age are eligible to participate. The ESOP generally requires five years of service with the Company in order for an ESOP participant's account to vest. Allocation of stock is made to participants' accounts as the ESOP's loan is repaid and is in proportion to each participant's compensation for each year. At December 29, 1996, and December 31, 1995, 182,822 shares were allocated under the ESOP.

     For purposes of computing earnings per share, the shares originally purchased by the ESOP are included as outstanding shares in the weighted average share calculation.

NOTE I -- SHAREHOLDER RIGHTS PLAN

     The Company's Board of Directors has adopted a shareholder rights plan to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

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

NOTE J -- COMMITMENTS AND CONTINGENCIES

     As a result of the disposition of its Wendy's operations in 1996, the Company remains secondarily liable for certain real property leases with remaining terms of one to nineteen years. The total amount of lease payments remaining on these leases at December 29, 1996 was approximately $6.6 million. In connection with the sale of its Mrs. Winner's Chicken & Biscuit restaurant operations in 1989 and certain previous dispositions, the Company remains secondarily liable for certain real and personal property leases with remaining terms of one to nine years. The total amount of lease payments remaining on these leases at December 29, 1996, was approximately $3.4 million. Additionally, in connection with the previous disposition of certain other Wendy's restaurant operations, primarily the southern California Wendy's restaurants in 1982, the Company remains secondarily liable for certain real property leases with remaining terms of three to ten years. The total amount of lease payments remaining on these leases as of December 29, 1996, was approximately $2.0 million.

     The Company is a party to legal proceedings incidental to its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the operating results or the financial position of the Company.

                 J. Alexander's Corporation and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE K -- ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities included the following:


                                                                        December 29  December 31
                                                                            1996         1995
------------------------------------------------------------------------------------------------
Taxes, other than income taxes                                           $  802,000   $1,062,000
Salaries and wages                                                          322,000      686,000
Insurance                                                                   754,000      710,000
Interest                                                                    120,000      120,000
Wendy's disposition accruals                                              2,029,000           --
Other                                                                     1,996,000    1,573,000
------------------------------------------------------------------------------------------------
                                                                         $6,023,000   $4,151,000
------------------------------------------------------------------------------------------------


NOTE L -- BUSINESS SEGMENTS

     For the years ended December 29, 1996, December 31, 1995, and January 1, 1995, retail food operations constituted a dominant segment in accordance with SFAS No. 14, "Financial Reporting for Segments of a Business
Enterprise."


                 J. Alexander's Corporation and Subsidiaries

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
J. Alexander's Corporation

     We have audited the accompanying consolidated balance sheets of J. Alexander's Corporation (formerly Volunteer Capital Corporation) and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J. Alexander's Corporation and subsidiaries at December 29, 1996 and December 31, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.


                                        Ernst & Young LLP


Nashville, Tennessee
March 4, 1997


                  J. Alexander's Corporation and Subsidiaries

                        QUARTERLY RESULTS OF OPERATIONS

     The following is a summary of the quarterly results of operations for the years ended December 29, 1996, and December 31, 1995 (dollars in thousands, except per share amounts):

                                               1996 Quarters Ended
--------------------------------------------------------------------------------------
                                   March 31   June 30    September 29  December 29
--------------------------------------------------------------------------------------
Net sales                           $21,687     $23,369       $25,584      $20,239
Income from restaurant operations     2,792       3,233         3,812        2,379
Net income                              306         525           370 (1)    6,007 (2)
Earnings per share:
 Primary                            $   .06     $   .10       $   .07      $  1.10
 Fully diluted                      $   .06     $   .10       $   .07      $   .98



                                                1995 Quarters Ended
-----------------------------------------------------------------------------------
                                   April 2    July 2    October 1   December 31
-----------------------------------------------------------------------------------
Net sales                          $18,100     $20,005     $20,550      $20,633
Income from restaurant operations    2,684       2,940       3,090        2,997
Net income                             688         913         984        2,431 (3)
Earnings per share:
 Primary                           $   .13     $   .17     $   .18      $   .44
 Fully diluted                     $   .13     $   .17     $   .18      $   .43


(1) Includes expenses of $542 related to the disposal of Wendy's restaurant operations. Also includes no depreciation for the Wendy's restaurants, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," a reduction in expense of $542.

(2) Includes pretax gain of $9,942 related to disposal of Wendy's restaurant operations. Also includes no depreciation for the Wendy's restaurants, a reduction in expense of $316, and an additional $458 in pre-opening expense related a change in the amortization period for such costs, from 24 months to 12 months, during the fourth quarter of 1996.

(3) Includes tax benefit of $1,782 related to recognition of deferred tax assets in accordance with SFAS No. 109 "Accounting for Income Taxes."


                 J. Alexander's Corporation and Subsidiaries

                          FIVE-YEAR FINANCIAL SUMMARY



                                                                      Years Ended
------------------------------------------------------------------------------------------------------------
                      December 29                        December 31   January 1   January 2  January 3
(Dollars in thousands, except per share data)    1996       1995         1995        1994      1993(5)
------------------------------------------------------------------------------------------------------------
Operations
------------------------------------------------------------------------------------------------------------
Net sales                                       $90,879       79,288       65,695     60,574     50,092
Income from restaurant operations               $12,216       11,711       10,375      9,787      7,701
General and administrative expenses             $ 8,603        7,436        6,591      5,683      5,057
Net income                                      $ 7,208 (1)    5,016 (2)    4,830 (3)  4,301 (4)  2,064
Depreciation and amortization                   $ 4,674        3,644        2,760      2,394      1,942
Cash flow from operations                       $ 3,393        7,586        5,706      5,050      3,590
Capital expenditures                            $22,589       20,255       11,276      3,479      7,105

Financial Position
------------------------------------------------------------------------------------------------------------
Cash and investments                            $12,549        2,739       16,312     20,772     10,904
Property and equipment, net                     $47,016       46,915       29,776     20,989     19,604
Total assets                                    $66,827       60,140       53,306     46,419     33,979
Long--term obligations                          $15,930       18,512       18,847     19,250     19,633
Stockholders' equity                            $40,461       32,975       27,304     21,700      7,950

Per Share Data
------------------------------------------------------------------------------------------------------------
Earnings per share -- primary                   $  1.32          .92          .90        .93        .48
Earnings per share -- assuming full dilution    $  1.26          .92          .90        .93        .47
Stockholders' equity                            $  7.60         6.25         5.21       4.24       1.94
Market price at year end                        $     8 1/2        9 1/2        6         11          6 3/4

J. Alexander's Restaurant Data
------------------------------------------------------------------------------------------------------------
Net sales                                       $42,105       25,594       14,704     10,816      3,545
Weighted average annual sales per unit          $ 3,885        3,980        3,735      3,605      2,608
Units open at year end                               14            9            5          3          3



(1) Includes pre-tax gain of $9,400 related to the Company's divestiture of its Wendy's restaurants during 1996.

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

(5) Due to the Company's fiscal year policy, fiscal year 1992 includes 53 weeks as compared to 52 weeks for the other years presented.


Note: The Company has never paid cash dividends on its common stock. Payment of future dividends will be within the discretion of the Company's Board of Directors and will depend, among other factors, on earnings, capital requirements and the operating and financial condition of the Company.


                 J. Alexander's Corporation and Subsidiaries